 [COVER]

Blueprints for a new century

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FIRST CITIZENS NATIONAL BANK

1999 Annual Report

[PAGE 1]
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Blueprints for a
new century

Blueprints are documents of hope. They convey confidence in the future. They provide a plan for action. Blueprints are created when people put their heads together
and say,
"Let's build something new.
Let's create our future."

As we enter the new century,
the staff of First Citizens National Bank
and the communities we serve
have blueprints on our minds:
blueprints for brick-and-mortar,
blueprints for click-and-discover,
blueprints for community growth...

A letter from the president

Dear shareholders, customers and employees:

From a business perspective, the United States has been experiencing "the best of times." Today's economy represents our nation's longest peacetime economic expansion, yet inflation and unemployment are at very low levels while worker productivity is very high. Against this background, significant change and innovation has occurred in all industries. Every business must constantly adapt to be successful. It must re-examine its business model and ask if it is good enough to create tomorrow's success.

This past year has been a unique one for this corporation and its subsidiary, First Citizens National Bank. We have been busy creating blueprints for a dynamic future.

Let me set the stage for discussing our future by briefly highlighting the past year, a year in which we achieved many new records.

Financial performance

In 1999, total assets grew $27.2 million or 8.7%, while total deposits and loans grew 3.7% and 12.4%, respectively. In addition, over $98 million in loans were granted. Net income was $3.6 million versus $3.5 million in 1998. If you recall, in 1998 we had two sources of unusual revenue and one unusual expense. The unusual revenue was from significant securities gains ($457 thousand) and $112 thousand from an arbitration settlement. The unusual expense was $141 thousand (net of income tax) from extinguishing long-term debt. Had it not been for these three unusual items, net income would have been $3.3 million. In 1999, we had more modest securities gains ($279 thousand) and

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therefore net income without such gains would have approximated $3.4 million. The net result is a modest increase in net income on a year-over-year basis.

Of additional significance in comparing 1999 to 1998 is the following:

- a $451 thousand increase in service charge income (primarily related to overdraft and NSF charges).
- a $360 thousand reduction in federal income tax expense (resulting from increased investments in municipal securities).
- a $472 thousand increase in salary and employee benefit costs (associated with new positions and compensation adjustments in line with a tight labor market).
- a $128 thousand increase in professional fees (associated with consultants assisting us in new strategic initiatives).
- a $200 thousand increase in other operating expenses (influenced by Y2K expenses and costs associated with repossessions and foreclosures).

Earnings in 1999 were negatively influenced by a significant increase in loan losses. We incurred net chargeoffs of nearly $500 thousand, a level very uncharacteristic of us. As a result, our provision for loan losses was $257,500 higher than 1998, a significant reason why net income grew a modest $100 thousand. We continue to believe the credit quality of our loan portfolio is strong. Total non-performing loans were $2.4 million at the end of both 1999 and 1998.

Our stock buy-back program initiated in July continues at a reasonably strong pace. At this writing, we have acquired 43,999 shares toward our ultimate goal of 135,000 shares. All shares have been acquired at a price of $16.75-$17.50.

Total stockholders equity declined from $28.6 million at year-end 1998 to $27.1 million at December 31, 1999. In addition to the impact of the stock buy-back program, stockholders' equity declined by $3 million, the result of a market value reduction in our available-for-sale investment portfolio, a byproduct of rising interest rate levels.

Operating and strategic initiatives

Among the more significant efforts undertaken in 1999 was preparation for Y2K. It almost seemed anti-climatic when the new year rolled around with no significant disruption. We must recognize, however, that many dedicated employees worked over two years to assure that Y2K was truly a non-event. I am so pleased with their diligence.

Numerous other strategic actions with longer-term ramifications were put in place last year. We engaged a professional sales management consultant to help us strengthen our overall sales process. We also used consulting services to build an incentive model to more effectively align employees with shareholders' interests. Consultants also helped us implement a more effective performance management system, one built upon more refined job descriptions, clearly identified key accountabilities and a more effective performance evaluation process.

Other noteworthy accomplishments include a maturing of our debit card program, introduced in the latter part of 1998, and the introduction of Internet banking, called NetTeller.

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Not only are we offering Internet banking, but also ancillary services such as electronic bill payment and cash management services of special significance to commercial customers. These programs have kept us on the leading edge of services typically found in exceptionally large banks. This technological capability is possible due to our partnership with Jack Henry & Associates, Inc., a premier bank software vendor.

Building program

I am delighted to report that final drawings have been presented to Mansfield Borough authorities for construction of our new main office administration and financial center. Our new facility will house the Mansfield banking office, the Trust and Financial Services division, and the administrative offices of our corporation. We will work with Mansfield Borough to convert Hoard Street to a two-way street and allow for greater ease when exiting our property.

Numerous new concepts will be featured in this banking facility. These include a concierge desk for superior customer support and assistance, a computer cafee and extensive video and merchandising displays to keep customers informed of events around the world in financial markets as well as more effectively highlight our products and services. This new facility will present our Trust and Financial Services division more prominently, increasing community awareness of the range of investment services we

"The customer is the reason for our existence..."

Construction plans for the expansion of our Operations Center (adjacent to the Wal-Mart Store south of Mansfield) have been presented to Richmond Township. We look forward to completion by this Fall. This facility will provide our entire corporation with lending, data processing, operations (previously known as bookkeeping) and telephone banking support services. This facility will also house a central training room, a major benefit as our corporation continues to grow.

While all of this construction is underway, we will also work with Wal-Mart to construct a banking facility within the Wal-Mart Supercenter. This new office is scheduled to be finished in August 2000.

Focus for future

In 2000 and beyond, we must continue that which has been the foundation to our success. We must, first and foremost, recognize that the customer is the reason for our existence - we must serve them promptly, courteously and professionally. At the same time, we must deliver services through new means (such as telephone and personal computers) in order to meet customers' changing convenience expectations. We must inform and educate our marketplace of the full range of services we now offer, while adaptin Our human resources are our most valuable asset. Customers rarely select or remain with a bank because of its name or fancy buildings - they continue to do business based on the people they trust. We must keep a commitment to employees not only in terms of compensation, but also education and professional development. We must have leadership in our corporation which not only sets an example for customer service, but also for employee development and coaching.

Needless to say, we must have a commitment to shareholders. Our nearly 1,500 shareholders must see financial performance that causes them to sustain their investment. All industries, but especially banking, are operating on narrowing margins. The challenge to create incremental earnings increases each year. I believe, however, that this challenge is a good thing. We must embrace this challenge by seeking new ways, using our creativity and constantly adapting our business model. This is what your corporation is doing as it strives to continue its success story.

As a final thought, I have found shareholders to be great ambassadors of this corporation. Such shareholder loyalty and support are instrumental to our success. Please continue to encourage others to utilize First Citizens National Bank whenever the opportunity arises.

Sincerely,

/s/ Richard E. Wilber
Richard E. Wilber
President

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Blueprints for new corporate and community facilities

Bank launches major capital improvement program

First Citizens National Bank begins the new century with the largest capital improvement program in the bank's history.

A new 16,000-square foot brick building, designed to complement and enhance its surroundings, will be constructed in the heart of downtown Mansfield. The new facilities will house the corporate headquarters as well as the Mansfield community offices. The building will be located near the north side of the same lot as the current offices, which will be torn down to make room for improved landscaping and parking.

The bank will also double the size of its corporate operations center near the Mansfield Wal-Mart, and will open a new in-store office at the new Wal-Mart Supercenter in Mansfield. This latest addition will bring the number of community offices to 11, nearly triple the number (4) that existed in the early 1970s.

"This building program is our vote of confidence in the future, and a reflection of the strong vote of confidence our customers have given us,"

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Expansion shows bank's commitment to community growth

says Richard E. Wilber, President of First Citizens. In 1999, the bank held an asset portfolio of $341 million, approximately 18 times the asset total in 1971, when the current Mansfield offices were constructed.

A major feature of the new facilities is a separate area and separate entrance for the Trust and Investment Services Division. This will lend high visibility to the bank's emerging role as a one-stop provider of financial services, including estate planning, mutual funds, annuities, insurance and other services and products related to personal and corporate financial management.

The tall narrow windows and other features of the brickwork architecture in the new Mansfield building combine smart commercial styling with strong evocation of an earlier era, exemplified by Mansfield University's North Hall and other buildings in the borough. The design will make a strong visual statement about the bank's solid commitment to community growth, while at the same time enhancing the traditional flavor of its surroundings.

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"High-tech, high-touch approach combines technology and customer service..."
Floor plan for new Mansfield offices

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Blueprints for a new way of banking

Even as First Citizens makes bold moves in capital improvement in 2000, blueprints are emerging for a new way of banking. Taking a cue from the hospitality industry, the bank will initiate a "concierge" role in its new Mansfield offices to deliver a new kind of personalized customer service.

Several staff members serving in this role will greet customers as they enter the bank, ready to provide a range of information and assistance as well as ensure that customers obtain whatever further help may be required. The expanded person-to-person assistance comes at a time when the bank is expanding technology services such as Internet banking, bringing the speed and convenience of computer-based tools directly to customers.

This "high-tech, high-touch" approach is designed to deliver the best possible service by embracing Internet and computer technology while strengthening

[PAGE 8]
the strong relationship the bank enjoys with its customers. A small "Computer Cafee" will be built in the lobby of the new Mansfield offices, giving staff a chance to introduce customers to the bank's NetTeller services.

Response to the bank's Internet-based NetTeller services "has been extremely positive", President Richard E. Wilber said, with over 500 customers signing up in the first three months of operation.

As further evidence of creative use of technology, the bank will install several "information monitors" in the lobby of its new Mansfield offices, displaying an interesting mix of financial information, national news, and community events. A similar service will be launched in the future at other community offices.

First Citizens intends to combine good old customer service with innovative banking services suitable for a new century. This year the bank will launch several new products and services designed to strengthen existing customer relationships and provide additional benefits for users of online banking.

As a community bank with strong roots in the communities it serves, First Citizens remains committed to excellence through an innovative and balanced combination of technology and personalized customer service.

[GRAPHIC OMITTED: Photograph of third-grader Jessica Nowak and her mother, Susan, using a First Citizens' NetTeller product to check Jessica's balance, top right side of page, approximately 3 inches length by 5 inches wide]

Third-grader Jessic Nowak checks her First Citizens balance as her mother, Susan, looks on.

NetTeller helps family track finances

Like many other busy people, Susan Nowak didn't always balance her checkbook in a timely fashion. As a result, she sometimes found it difficult to know what her current balance was.

Then she signed up for First Citizens' Internet Banking service, NetTeller, and suddenly, this resident of Mansfield's Newtown Hill had an easy way to track her financial situation. Her checkbook is now more accurate than it used to be.

"I like the convenience of it, the privacy of it... You don't have to tell someone you forgot to record a transaction."

"I like being able to go in there two or three mornings a week, to know exactly what checks have cleared and what my balance is," she says. "I like the convenience of it, the privacy of it. You don't have to go into the bank and tell someone you forgot to record a check or ATM transaction."

Susan's daughter, Veronica, who is in third grade, has an account at First Citizens, too, and she also uses NetTeller to check her balance. Her enthusiasm for the new technology, and the sense of independence and self-confidence it gives, is obvious as she sits down at the keyboard to log on to the Internet.

Susan and her husband, Dan, have several automatic payments that come out of their accounts. Through NetTeller, they can easily see when such payments have been deducted, and what the resulting balance is. One benefit of NetTeller, she says, is that it "helps keep people from getting into trouble with an overdraft."

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Blueprints for community growth

First Citizens is committed to the economic wellbeing and quality of life of the communities it serves through its branches in Tioga, Bradford and Potter County.

In this section, the bank puts the spotlight on several community leaders and organizations who are pursuing innovative blueprints for the future.

Local opportunities in commerce

A personal reflection by Tom Freeman
Webster defines commerce as "the exchange of or buying and selling of commodities on a large scale involving transportation from place to place." If I could add one word to Webster's definition, it would be local. All commerce has its roots in localities. The manufacturer, the shipper, the recipients are all local to their own communities.

I have the privilege of being part of our local community as a businessman and as a member of several local economic development organizations. It is my belief that our region is prime for expansion. We owe a debt of gratitude to all of the people, many of them unpaid volunteers, who helped sow the seeds of prosperity for our region. Today, it is our challenge to cultivate the growing crop that is arising from their careful planting, and assure the harvest will be plentiful. This will translate to local prosperity.

This careful planning has been fueled by the unforeseen expansion of the Internet. This combination poises us for accelerated, local business opportunities. Global markets are now accessible to anyone and everyone via E-commerce. Local products and services are more marketable now than anytime in history. The keys to success, however, have not changed.

Through the work of my colleagues and their predecessors on economic development organizations, our region has the beginning of a blueprint for success. We need to expand on that blueprint and build on it, using advanced tools that weren't envisioned by the early planners and developers. What will we build? The answer lies in how well we follow the blueprints as we see them. Should the blueprints not accomplish our goals, we must move quickly to make appropriate changes.

We have blueprints, we have tools, we have people, we have the desire. We can see evidence of success in local commerce and will see many more signs as we commit ourselves to growth in the new century.

Resident manager of Blue Ridge Communications, Tom Freeman serves as president of the Greater Mansfield Area Chamber of Commerce and president of the Betterment Organization of Mansfield (BOOM). He is also a director of the Tioga County Development Corporation.

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Flexibility brings success to Ward

Ward Manufacturing's blueprint for success has a lot to do with flexibility. Once a foundry making traditional foundry products, the Blossburg-based company has been enjoying major marketing success with its flexible stainless steel gas piping known as WARDFLEX.

In 2000, Ward will double the size of its Lawrence Township (Tioga County) plant, to keep up with demand for the innovative product. "We're simply responding to an opportunity in the marketplace," says Doyne Chartrau, Ward's president and chief operating officer.

The biggest selling point of WARDFLEX is that it can be installed much faster than conventional steel pipe because it eliminates elbows and joints. It was originally developed in Japan to reduce the earthquake damage to piping, but has proved attractive for other reasons to American contractors and builders. More than 150 million feet of the corrugated WARDFLEX piping has been produced.

WARDFLEX isn't Ward's only demonstration of commitment to flexibility and innovation. ACP Manufacturing, a related company also managed by Chartrau, embraced the "greenfield product line" of ductile iron automotive castings in March 1997. The ACP plant in Blossburg now employs 340 people, helping to maintain Ward's standing as Tioga County's largest employer, with a payroll of 1200.

What's the secret? Chartrau says it this way: "You have to be well-read. You have to listen to people. And you have to look for opportunities."

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Creative change in accounting and payroll services

Don White is a public accountant who has been been serving clients from his Troy office for 22 years. Although he's quick to point out that he's no computer guru, his determination to respond to changing times and take advantage of new opportunities can be seen in recent developments in his practice.

White brought his son, Donnie, into his business in 1998, and together the Whites have embraced the new Cash Management services available through First Citizens' Internet banking facilities. They take advantage of Automatic Clearing House (ACH) facilities to enable direct deposit of payroll wages they process for a number of commercial clients throughout the area, and they use the bank's Internet-based Cash Management services to transfer funds to cover the payrolls they process.

Recently, as further demonstration of their commitment to creative change, the Whites merged their payroll processing services with those of LPW & Associates LLC, Columbia Cross Roads, to form a new specialty payroll processing company known on the Internet as JustWages.com. The new firm has developed an innovative payroll service that allows employer clients to use one simple Web page to submit employee hours and related information.

The web site stores the information in a secure fashion and makes it easy for clients to obtain reports as needed, with the complexities of payroll processing handled confidentially by JustWages staff.

"It's certainly exciting," says Don White. "Payroll can be expensive and difficult for small businesses to manage on their own. JustWages reduces the whole process to one simple form on the Web."

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Don and Donnie White use Cash Management for their client services.

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Financial Highlights

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in thousands, except per share data	1999	1998

Balance Sheet

Assets	$340,779	$313,564
Deposits	284,318	274,193
Net Loans	229,159	203,583
Investments	91,696	93,082
Stockholders' Equity	27,082	28,598

Statement of Income

Interest Income	23,546	23,088
Interest Expense	12,066	11,920
Net Interest Income	11,480	11,168
Net Income	3,553	3,489

Per Share Data

Net Income	1.27	1.25
Cash Dividends	.56	.52

Trust and Investment Services

Trust Assets Managed	73,012	69,095

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[GRAPHIC OMITTED:  Six bar charts depicting:  1.  total assets, 2.  net income, 3.  stockholders' equity, 4.  deposits, 5.  net loans, and 6.  cash dividends paid, each from 1995 to 1999.  Tabular representtion of those graphs are set forth as follows:

TOTAL ASSETS
(Dollars in Thousands)
1995        1996        1997        1998        1999
247,094     282,810     294,811     313,564     340,779

NET INCOME
(Dollars in Thousands)
1995  1996  1997  1998  1999
2,834  3,003  3,832  3,489  3,553

STOCKHOLDERS' EQUITY
(Dollars in Thousands)
1995        1996        1997        1998        1999
21,297      22,904      25,923      28,598      27,082

DEPOSITS
(Dollars in Thousands)
1995        1996        1997  1998  1999
213,316     240,177     256,783      274,193            284,318

NET LOANS
(Dollars in Thousands)
1995  1996        1997        1998        1999
159,794      180,418     189,910     203,583     229,159

CASH DIVIDENDS PAID
(Dollars in Thousands)
1995        1996        1997        1998        1999
1,121       1,187       1,596       1,449       1,567]

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Consolidated Balance Sheet

December 31, 1999 and 1998
(in thousands)	1999	1998

ASSETS: Cash and due from banks: Noninterest-bearing	$8,364	$7,175
Interest-bearing deposits with banks	158	130

Total cash and cash equivalents	8,522	7,305
Available-for-sale securities	91,696	93,082
Loans (net of allowance for loan losses 1999, $2,270; 1998, $2,292)	229,159	203,583
Foreclosed assets held for sale	573	529
Premises and equipment	5,942	5,606
Accrued interest receivable	2,120	2,188
Other assets	2,767	1,271

TOTAL ASSETS	$340,779	$313,564

LIABILITIES: Deposits: Noninterest-bearing	$23,435	$20,978
Interest-bearing	260,883	253,215

Total deposits	284,318	274,193
Borrowed funds	25,853	7,334
Accrued interest payable	2,557	2,363
Other liabilities	969	1,076

TOTAL LIABILITIES	313,697	284,966
STOCKHOLDERS' EQUITY: Common Stock $1.00 par value; authorized 10,000,000 shares; issued and outstanding 2,800,563 and 2,773,434 shares in 1999 and 1998, respectively	2,800	2,773
Additional paid-in capital	8,374	7,913
Retained earnings	18,432	16,934
Treasury stock, at cost (26,585 shares for 1999)	(460)	-

TOTAL	29,146	27,620
Accumulated other comprehensive (loss) income	(2,064)	978

TOTAL STOCKHOLDERS' EQUITY	27,082	28,598

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$340,779	$313,564

See notes to consolidated financial statements.

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Consolidated Statement of Income

Years Ended December 31, 1999, 1998 and 1997

(in thousands, except per share data)	1999	1998	1997

INTEREST INCOME: Interest and fees on loans	$18,318	$17,652	$17,174
Interest-bearing deposits with banks	59	290	221
Investment securities: Taxable	4,051	4,550	5,250
Nontaxable	942	492	52
Dividends	176	104	82

TOTAL INTEREST INCOME	23,546	23,088	22,779

INTEREST EXPENSE: Deposits	11,410	11,482	11,107
Borrowed funds	656	438	503

TOTAL INTEREST EXPENSE	12,066	11,920	11,610

NET INTEREST INCOME	11,480	11,168	11,169
Provision for loan losses	475	218	210

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,005	10,950	10,959

OTHER OPERATING INCOME: Service charges	1,511	1,060	848
Trust	410	362	339
Realized securities gains, net	279	457	25
Other	395	304	246
Arbitration settlement	29	112	994

TOTAL OTHER OPERATING INCOME	2,624	2,295	2,452

OTHER OPERATING EXPENSES: Salaries and employee benefits	4,320	3,848	3,882
Occupancy	532	522	519
Furniture and equipment	706	713	706
Professional fees	529	401	219
Other	2,946	2,730	2,580

TOTAL OTHER OPERATING EXPENSES	9,033	8,214	7,906

Income before provision for income taxes and extraordinary item	4,596	5,031	5,505
Provision for income taxes	1,043	1,401	1,673

Income before extraordinary item	3,553	3,630	3,832
Extraordinary item: Loss on extinguishment of debt, net of related taxes of $72 in 1998	-	141	-

NET INCOME	$3,553	$3,489	$3,832

EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEM	$1.27	$1.30	$1.37

EARNINGS PER SHARE	$1.27	$1.25	$1.37

CASH DIVIDENDS PER SHARE	$0.560	$0.520	$0.355

See notes to consolidated financial statements.

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Consolidated Statement of Changes in Stockholders' Equity

Years Ended December 31, 1999, 1998 and 1997

(in thousands, except per share data)	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total

Balance, December 31, 1996	1,360,228	$1,360	$6,828	$14,544	$-	$172	$22,904
Comprehensive income: Net income				3,832			3,832
Change in net unrealised gain on securities available-for-sale, net of taxes of $88						171	171
Total comprehensive income							4,003
Stock dividend	13,054	13	353	(366)
Stock split in the form of a dividend	1,373,282	1,373		(1,373)
Cash dividends, $.355 per share				(984)			(984)

Balance, December 31, 1997	2,746,564	2,746	7,181	15,653	-	343	25,923
Comprehensive income: Net income				3,489			3,489
Change in net unrealised gain on securities available-for-sale, net of taxes of $88						635	635
Total comprehensive income							4,124
Stock dividend	26,870	27	732	(759)
Cash dividends, $.52 per share				(1,449)			(1,449)

Balance, December 31, 1998	2,773,434	2,773	7,913	16,934	-	978	28,598

Comprehensive income: Net income				3,553			3,553
Change in net unrealised gain on securities available-for-sale, net of taxes of $88						(3,042)	(3,042)
Total comprehensive income							511
Stock dividend	27,129	27	461	(488)
Purchase of treasury stock (26,585 shares)					(460)		(460)
Cash dividends, $.56 per share				(1,567)			(1,567)

Balance, December 31, 1999	2,800,563	$2,800	$8,374	$18,432	$(460)	$(2,064)	$27,082

	1999	1998	1997

Components of comprehensive income: Change in net unrealized (loss) gain on investment securities available-for-sale	$(2,858)	$937	$188
Realized gains included in net income, net of taxes of $95, $155 and $8	(184)	(302)	(17)

Total	$(3,042)	$635	$171

See notes to consolidated financial statements.

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Consolidated Statement of Cash Flows

Years Ended December 31, 1999, 1998 and 1997

(in thousands)	1999	1998	1997

Cash Flows from Operating Activities: Net income	$3,553	$3,489	$3,832
Adjustments to reconcile net income to net cash provided by operating activities: Provision for loan losses	475	218	210
Provision for depreciation and amortization	775	761	588
Amortization and accretion on investment securities	359	358	368
Deferred income taxes	(27)	(4)	59
Realized gains on securities	(279)	(475)	(25)
Realized gains on loans sold	(21)	(63)	(19)
Originations of loans held for sale	(2,558)	(3,817)	(1,152)
Proceeds from sales of loans held for sale	2,537	3,880	1,171
Gains on sales or disposals of premises and equipment	(7)	(1)	-
(Gains) losses on sales of foreclosed assets held for sale	(62)	2	(10)
Decrease in accrued interest receivable and other assets	57	436	859
Increase (decrease) in accrued interest payable and other liabilities	87	(147)	(40)

Net cash provided by operating activities	4,889	4,637	5,841

Cash Flows from Investing Activities Available-for-sale securities: Proceeds from sales of securities	24,225	23,243	5,588
Proceeds from maturities of securities	12,934	8,786	5,900
Purchases of securities	(40,460)	(35,444)	(7,503)
Held-to-maturity securities: Proceeds from maturities and principal repayments of securities	-	7,440	7,716
Purchases of securities	-	(9,445)	(12,311)
Net increase in loans	(26,348)	(14,242)	(9,914)
Capital expenditures	(1,036)	(504)	(1,638)
Proceeds from sale of premises and equipment	40	1	-
Proceeds from sale of foreclosed assets held for sale	356	59	148

Net cash used in investing activities	(30,289)	(20,106)	(12,014)

Cash Flows from Financing Activities Net increase in deposits	10,125	17,410	16,606
Proceeds from long-term borrowings	4,482	956	2,056
Repayments of long-term borrowings	(400)	(2,850)	(2,146)
Net increase (decrease) in short-term borrowed funds	14,437	2,364	(8,863)
Dividends paid	(1,567)	(1,449)	(1,596)
Acquisition of treasury stock	(460)	-	-

Net cash provided by financing activities	26,617	16,431	6,057

Net increase (decrease) in cash and cash equivalents	1,217	962	(116)
Cash and Cash Equivalents at Beginning of Year	7,305	6,343	6,459

Cash and Cash Equivalents at End of Year	$8,522	$7,305	$6,343

Supplemental Disclosures of Cash Flow Information Interest paid	$11,872	$11,889	$11,572

Interest taxes paid	$1,060	$1,380	$1,645

Noncash activities: Real estate acquired in settlement of loans	$338	$351	$212

See notes to consolidated financial statements.

[PAGE 17]

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Citizens Financial Services, Inc. (individually and collectively, the "Company") is a Pennsylvania corporation organized as the holding company of its wholly-owned subsidiary, First Citizens National Bank (the "Bank"). The Bank is a national banking association headquartered in Mansfield, Pennsylvania and operating ten full-service banking offices in Potter, Tioga and Bradford counties. The Bank provides a comprehensive range of services including consumer loans, residential real estate loans, commercial loans, and loans to various state and municipal entities. Deposit programs encompass the full range of consumer as well as commercial checking and savings accounts. Deposit products also include certificates of deposit and individual retirement accounts. A comprehensive menu of trust and investment services are also available. The Company's principal sources of revenue are derived from its loan and investment portfolios. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

  A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

BASIS OF PRESENTATION

  The accounting policies followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practice within the banking industry. All material intercompany balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

INVESTMENT SECURITIES
  Investment securities are classified as one of the three following types:

Held-to-Maturity Securities - includes securities that the Company has the positive intent and ability to hold to maturity. These securities are reported at amortized cost. The Company had no held-to-maturity securities as of December 31, 1999 and 1998.

Trading Securities - includes debt and equity securities bought and held principally for the purpose of selling them in the near term. Such securities are reported at fair value with unrealized holding gains and losses included in earnings. The Company had no trading securities as of December 31, 1999 and 1998.

Available-for-Sale Securities - includes debt and equity securities not classified as held-to-maturity or trading securities. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income tax effect.

  The amortized cost of investment in debt securities is adjusted for amortization of premiums and accretion of discounts, computed by a method that approximates the effective interest method. Gains and losses on the sale of investment securities are computed on the basis of specific identification of the adjusted cost of each security.

  Common stock of the Federal Reserve Bank and Federal Home Loan Bank represents ownership in institutions which are wholly owned by other financial institutions. These equity securities are accounted for at cost and are classified as restricted equity securities available-for-sale.

  The fair value of investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

[PAGE 18]

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Notes to Consolidated Financial Statements - continued

LOANS
  Interest on installment loans originated after 1992 is recognized on the accrual basis based upon the principal amount outstanding. Interest on installment loans originated before 1993 is recognized on the accrual basis using a method which approximates the interest method. Interest income on all other loans is recognized on the accrual basis based upon the principal amount outstanding. The accrual of interest income on loans is discontinued when, in the opinion of management, there exists doubt as to the ability to collect such interest. Loans are returned to the accrual status when factors indicating doubtful collectibility cease to exist.

  The Company recognizes nonrefundable loan origination fees and certain direct loan origination costs over the life of the related loan as an adjustment of loan yield using the interest method.

ALLOWANCE FOR LOAN LOSSES
  The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses are particularly susceptible to significant change in the near term.

  Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

  Mortgage loans on one- to four-family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which is defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

FORECLOSED ASSETS HELD FOR SALE
  Foreclosed assets acquired in settlement of foreclosed loans are carried at the lower of fair value minus estimated costs to sell or cost. Prior to foreclosure, the value of the underlying loan is written down to fair market value of the real estate or other assets to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on disposition, are included in other expenses and gains are included in other income.

Citizens Financial Services, Inc.

[PAGE 19]

Notes to Consolidated Financial Statements - continued

PREMISES AND EQUIPMENT
  Premises and equipment are stated at cost, less accumulated depreciation. Repair and maintenance expenditures which extend the useful life of an asset are capitalized and other repair expenditures are expensed as incurred.
  When premises or equipment are retired or sold, the remaining cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Depreciation expense is computed on the straight-line and accelerated methods over the estimated useful lives of the assets.

OTHER ASSETS
  Goodwill is the excess of the purchase price over the fair value of net assets of companies acquired through business combinations accounted for as purchases. Included in other assets at December 31, 1999 and 1998 is $460,000 and $500,000, respectively, of goodwill that is being amortized using the straight-line method over 15 years.

  Core deposit intangibles are a measure of the value of consumer demand and savings deposits acquired in business combinations accounted for as purchases. Included in other assets at December 31, 1999 and 1998 is $159,000 and $227,000, respectively, of core deposit intangibles which are being amortized on a straight-line basis over 6 years.

  The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis and permanent declines in value, if any, are charged to expense.

INCOME TAXES
  The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the net deferred tax asset or liability from period to period.

EMPLOYEE BENEFIT PLANS
  The Company has a noncontributory pension plan covering substantially all employees. It is the Company's policy to fund pension costs on a current basis to the extent deductible under existing tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

  The Company also has a profit-sharing plan which provides tax-deferred salary savings to plan participants.

MORTGAGE SERVICING RIGHTS (MSR's)
  The Company has loan agreements for the express purpose of selling these loans in the secondary market. The Company maintains all servicing rights for these loans. The loans are carried at cost. Originated MSR's are to be recorded by allocating total costs incurred between the loan and servicing rights based on their relative fair values. MSR's are amortized in proportion to the estimated servicing income over the estimated life of the servicing portfolio.

COMPREHENSIVE INCOME
  The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Stockholders' Equity.

TREASURY STOCK
  The purchase of the Company's common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a first-in-first-out basis.

[PAGE 20]

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Notes to Consolidated Financial Statements - continued

CASH FLOWS
  The Company utilizes the net reporting of cash receipts and cash payments for deposit and lending activities. The Company considers amounts due from banks and interest-bearing deposits in banks as cash equivalents.

TRUST ASSETS AND INCOME
  Assets held by the Bank in a fiduciary or agency capacity for its customers are not included in the consolidated financial statements since such items are not assets of the Bank.

EARNINGS PER SHARE
  Earnings per share are calculated on the weighted average of common shares outstanding during the year. The number of shares used in the earnings per share computations presented was 2,793,805, 2,800,563 and 2,800,563 for 1999, 1998 and 1997, respectively. The Company has no dilutive securities.

RECLASSIFICATION
  Certain of the 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation. Such reclassifications had no effect on net income or stockholders' equity.

2. COMMON STOCK SPLIT

  On August 19, 1997, the Board of Directors approved a two-for-one stock split. The additional shares resulting from the split were effected in the form of a 100% stock dividend.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

  The Bank is required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The amount of such reserves was $2,648,000 and $1,845,000 at December 31, 1999 and 1998, respectively.

  Deposits with one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with other financial institutions in excess of the insured amount.

4. INVESTMENT SECURITIES

  The amortized cost and estimated fair value of investment securities at December 31, 1999 and 1998, were as follows (in thousands):
December 31, 1999	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value

Available-for-sale securities: U.S. Treasury securities	$13,556	$73	$(1)	$13,628
Obligations of state and political subdivisions	20,634	-	(1,165)	19,469
Corporate obligations	19,354	-	(725)	18,629
Mortgage-backed securities	35,070	-	(1,025)	34,045
Equity securities	4,544	155	(439)	4,260
Restricted equity securities	1,665	-	-	1,665

Total available-for-sale	$94,823	$228	$(3,355)	$91,696

Citizens Financial Services, Inc.

[PAGE 21]

Notes to Consolidated Financial Statements - continued

December 31, 1998	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value

Available-for-sale securities: U.S. Treasury securities	$31,763	$1,000	$-	$32,763
Obligations of state and political subdivisions	18,289	247	(84)	18,452
Corporate obligations	14,818	75	(4)	14,889
Mortgage-backed securities	23,112	67	(66)	23,113
Equity securities	2,271	413	(167)	2,517
Restricted equity securities	1,348	-	-	1,348

Total available-for-sale	$91,601	$1,802	$(321)	$93,082

  Proceeds from the sale of securities available-for-sale during 1999, 1998 and 1997 were $24,225,000, $23,243,000 and $5,588,000, respectively. Gross gains and gross losses were realized on those sales as follows (in thousands):

	1999	1998	1997

Gross gains	$375	$475	$34
Gross losses	96	18	9

Net gains	$279	$457	$25

  Investment securities with an approximate carrying value of $45,837,000 and $43,695,000 at December 31, 1999 and 1998, respectively, were pledged to secure public funds and certain other deposits as provided by law.

  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and estimated carrying value of debt securities at December 31, 1999, by contractual maturity, are shown below (in thousands).

	Amortized Cost	Estimated Fair Value

Available-for-sale securities: Due in one year or less	$2	$2
Due after one year through five years	$40,199	$39,392
Due after five years through ten years	$15,880	$15,300
Due after ten years	$32,533	$31,077

Total	$88,614	$85,771

  On October 1, 1998, the Company transferred certain held-to-maturity securities to the available-for-sale investment portfolio. The amortized cost of the securities was approximately $63,585,000, resulting in a net unrealized gain, net of taxes of approximately $1,152,000. This transfer was in accordance with a special reassessment provision contained within Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was adopted by the Company on October 1, 1998.

[PAGE 22]

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Notes to Consolidated Financial Statements - continued

5. LOANS

  The Company grants commercial, industrial, residential, and consumer loans primarily to customers throughout Northcentral Pennsylvania and Southern New York. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

  Major classifications of loans are as follows (in thousands):
	December 31,
	1999	1998

Real estate loans: Residential	$139,518	$127,053
Commercial	32,159	27,164
Agricultural	9,392	9,266
Construction	4,359	5,234
Loans to individuals for household, family and other purchases	15,569	14,489
Commercial and other loans	12,313	12,457
State and political subdivision loans	18,148	10,272

	231,458	205,935
Less unearned income on loans	29	60
Less allowance for loan losses	2,270	2,292

Loans, net	$229,159	$203,583

  At December 31, 1999 and 1998, net unamortized loan fees and costs of $857,000 and $818,000, respectively, have been deducted from the carrying value of loans.

At December 31, 1999 and 1998, the recorded investment in loans that are considered to be impaired was $1,334,000, and $859,000, respectively, all of which were on a nonaccrual basis. At December 31, 1999 and 1998, the Company had an impaired loan of $160,000 and $336,000 with an allocation of $65,000 and $60,000 of the allowance for loan losses, respectively.

  The average recorded investment in impaired loans during the year ended December 31, 1999 and 1998, was approximately $1,097,000 and $621,000, respectively. For the years ended December 31, 1999 and 1998, the Company recognized interest income on impaired loans of $104,000 and $10,000, respectively, all of which was recognized using the cash basis method of income recognition. For the year ended December 31, 1997, there was no interest income recognized on impaired loans.

  Loans on which the accrual of interest has been discontinued or reduced amounted to $1,755,000 and $1,877,000 (which included impaired loans) at December 31, 1999 and 1998, respectively. If interest had been recorded at the original rate on those loans, such income would have approximated $149,000, $298,000, and $229,000 for the years ended December 31, 1999, 1998, and 1997, respectively. Interest income on such loans, which is recorded as received, amounted to approximately $124,000, $89,000, and $72,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

  Transactions in the allowance for loan losses were as follows (in thousands):

	Years Ended December 31,
	1999	1998	1997

Balance, beginning of year	$2,292	$2,138	$1,995
Provisions charged to income	475	218	210
Recoveries on loans previously charged against the allowance	54	48	16

	2,821	2,404	2,221
Loans charged against the allowance	(551)	(112)	(83)

Balance, end of year	$2,270	$2,292	$2,138

Citizens Financial Services, Inc.

[PAGE 23]

Notes to Consolidated Financial Statements - continued

The following is a summary of the past due and nonaccrual loans as of December 31, 1999 and 1998 (in thousands):

	December 31, 1999
	Past Due 30-89 days	Past Due 90 days or more	Nonaccrual

Real Estate loans	$1,600	$77	$1,736
Installment loans	138	1	19
Credit cards and related loans	15	-	-
Commercial and all other loans	57	-	-

Total	$1,810	$78	$1,755

	December 31, 1998
	Past Due 30-89 days	Past Due 90 days or more	Nonaccrual

Real Estate loans	$1,593	$12	$1,821
Installment loans	203	2	-
Credit cards and related loans	22	1	-
Commercial and all other loans	32	-	56

Total	$1,850	$15	$1,877

6. PREMISES & EQUIPMENT

  Premises and equipment are summarized as follows (in thousands):
	December 31,
	1999	1998

Land	$1,407	$1,198
Buildings	4,923	4,353
Furniture, fixtures and equipment	4,979	5,056

	11,309	10,607
Less accumulated depreciation	5,367	5,001

Premises and equipment, net	$5,942	$5,606

  Depreciation expense amounted to $667,000, $652,000, and $479,000 for 1999, 1998, and 1997, respectively.

7. DEPOSITS

  Certificates of deposit of $100,000 or more amounted to $25,804,000 and $24,658,000 at December 31, 1999 and 1998, respectively. Interest expense on certificates of deposit of $100,000 or more amounted to $1,491,000, $1,504,000, and $1,420,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

  Following are maturities of certificates of deposit as of December 31, 1999 (in thousands):

2000	$76,994
2001	38,498
2002	28,599
2003	7,829
2004	5,910
Thereafter	$866

Total certificates of deposit	158,696

[PAGE 24]

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Notes to Consolidated Financial Statements - continued

8. BORROWED FUNDS
(dollars in thousands)	Securities Sold Under Agreements to Repurchase(a)	FHLB Advances(b)	Term Loans(c)	Capital Lease Obligations	Total Borrowed Funds

1999 Balance at December 31	$3,396	$14,340	$8,000	$ 117	$25,853
Highest balance at any month-end	4,030	15,690	8,000	156	27,876
Average balance	3,647	5,189	2,849	140	11,825
Weighted average interest rate: Paid during year	5.52%	5.43%	5.82%	4.91%	5.55%
As of year-end	5.70%	5.71%	6.23%	4.90%	5.86%

1998
Balance at December 31	$3,966	$03,208	$0,00,-	$0,160	$ 7,334
Highest balance at any month-end	5,217	3,208	1,874	198	10,497
Average balance	4,903	269	1,746	182	7,100
Weighted average interest rate: Paid during year	5.76%	5.47%	7.56%	4.91%	6.17%
As of year-end	5.48%	4.96%	%-	4.90%	5.24%

1997
Balance at December 31	$4,789	$00,00,-	$1,874	$0,201	$06,864
Highest balance at any month-end	5,202	7,625	1,874	222	14,923
Average balance	5,030	1,117	1,874	108	8,129
Weighted average interest rate: Paid during year	5.85%	5.56%	7.56%	5.16%	6.19%
As of year-end	5.78%	5.73%	7.56%	4.90%	6.24%

  (a) Securities sold under agreements to repurchase mature within one-to-five years. The carrying value of the underlying securities at December 31, 1999 and 1998 was $4,447,000 and $5,170,000, respectively.

  (b) FHLB Advances consist of an 'Open RepoPlus' agreement with the Federal Home Loan Bank of Pittsburgh. FHLB "Open RepoPlus" advances are short-term borrowings maturing within one year, bear a fixed rate of interest and are subject to prepayment penalty. The Company has a borrowing limit of $20,000,000, exclusive of any outstanding advances. Although no specific collateral is required to be pledged for Open RepoPlus borrowings, FHLB advances are secured by a blanket security agreement that includes the Company's FHLB stock, as well as investment and mortgage-backed securities held in safekeeping at the FHLB. At December 31, 1999 and 1998, approximate carrying value of collateral was $63,079,000 and $48,722,000, respectively.

  (c) Term loans consist of separate loans with the Federal Home Loan Bank of Pittsburgh as follows (in thousands):

Interest Rate	Maturity	December 31, 1999

Variable (d)	August 24, 2000	$4,000
(e)	August 24, 2009	$4,000

Total term loans		$8,000

  (d) Interest rate floats monthly based on the 1 month LIBOR +.02, the interest rate was 6.49% at December 31, 1999.

  (e) Interest rate is fixed for three yars at which time FHLB has the option to float the interest rate based on the 3 month LIBOR +.16, the interest rate was 5.96% at December 31, 1999.

[PAGE 25]

Notes to Consolidated Financial Statements - continued

  During 1998, the Company retired term loans with the FHLB prior to their stated maturity. The retirement resulted in the Company incurring a prepayment penalty of $141,000, net of income tax of $72,000, which is reported as an extraordinary item in the Consolidated Statement of Income.

  Following are maturities of borrowed funds as of December 31, 1999 (in thousands):

2000	$20,069
2001	1,073
2002	711
2003	-
2004	-
Thereafter	4,000

Total borrowed funds	$25,853

9. LEASES

  The Company is committed under two noncancellable operating leases for facilities with initial or remaining terms in excess of one year. The minimum annual rental commitments under these leases at December 31, 1999, are as follows (in thousands):

2000	$ 41
2001	56
2002	56
2003	51
2004	25
Thereafter	15

Total minimum lease payments	$244

  Total rental expense for all operating leases for 1999, 1998, and 1997 amounted to $40,000, $50,000, and $50,000, respectively.

10. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory, defined-benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment. The Company's funding policies are consistent with the funding requirements of federal law and regulations. Plan assets are comprised of common stock, U.S. government and corporate debt securities. Plan assets included 10,201 and 10,100 shares of the Company's common stock at December 31, 1999 and 1998, respectively.

[PAGE 26]

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Notes to Consolidated Financial Statements - continued

  The following table sets forth the change in plan assets and benefit obligation at December 31 (in thousands):
	1999	1998

Plan assets at fair value, beginning of year	$3,064	$2,681
Actual return on plan assets	277	433
Amendments	-	1
Employer contribution	-	-
Benefits paid	(47)	(51)

Plan assets at fair value, end of year	3,294	3,064

Benefit obligation, beginning of year	2,513	2,226
Service cost	155	144
Interest cost	161	146
Amendments	(267)	48
Benefits paid	(47)	(51)

Benefit obligation, end of year	2,515	2,513

Funded status	779)	551
Transition adjustment	(84)	(99)
Prior service cost	(51)	(57)
Unrecognized net gain from past experience different from that assumed	(598)	(298)

Benefit asset, end of year	$ 46	$ 97

Assumptions used in determining net periodic pension cost are as follows:

	1999	1998	1997

Discount rate	7.00%	6.50%	6.50%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%
Net periodic pension cost includes the following components (in thousands):
	1999	1998	1997
Service cost of the current period	$155	$144)	$110)
Interest cost on projected benefit obligation	161	146)	126)
Actual return on plan assets	(277)	(433)	(478)
Net amortization and deferral	12	199)	277)
Unrealized gain	-	-)	-)

Net periodic pension cost	$ 51	$056)	$035)

  The Company also has a profit-sharing plan, covering substantially all employees, which provides tax-deferred salary savings to plan participants. The Company's contributions to the profit-sharing plan are allocated to the participants based upon a percentage of their compensation. The Company's profit-sharing contribution is determined by the Board of Directors on a discretionary basis. The Company's contributions for 1999, 1998, and 1997 were $85,000, $128,000, and $187,000, respectively.

Citizens Financial Services, Inc.

[PAGE 27]

Notes to Consolidated Financial Statements - continued

11. ARBITRATION SETTLEMENT

  On February 24, 1997, the Bank reached an arbitration settlement with a vendor. The settlement was for legal remedies associated with relationships with this vendor. The Bank received $884,000 in cash and $250,000 in credits to be applied to future expenditures, which if unused will expire within two years. As of December 31, 1999, 1998 and 1997 there was $29,000, $112,000 and $110,000, respectively, of credits applied for current expenditures. The amount received by the Bank is net of fees associated with the arbitration.

12. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,
	1999	1998	1997

Currently payable	$1,070	$1,333)	$1,614
Deferred (benefit) liability	(27)	(4)	59

Provision for income taxes	$1,043	$1,329)	$1,673

  The following temporary differences gave rise to the net deferred tax asset (liability) at December 31, 1999 and 1998 (in thousands):

	1999	1998

Deferred tax assets: Allowance for loan losses	$ 588	$ 596)
Deferred compensation	213	211)
Loan fees and costs	-	3)
Unrealized losses on available-for-sale securities	1,063	-)
Core deposit intangible	51	37)
Investment security loss	-	7)

Total	1,915	854)

Deferred tax liabilities: Unrealized gains on available-for-sale securities	-	(504)
Premises and equipment	(288)	(298)
Bond accretion	(76)	(94)
Prepaid pension cost	(15)	(33)
Foreclosed assets held for sale	-	(11)
Loan fees and costs	(17)	-)
Mortgage servicing rights	(9)	-)
Investment security gain	(2)	-)

Total	(407)	(940)

Deferred tax asset (liability), net	$1,508	$.(86)

[PAGE 28]

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Notes to Consolidated Financial Statements - continued

  The total provision for income taxes is different from that computed at the statutory rates due to the following items (in thousands):
	Years Ended December 31,
	1999	1998	1997

Provision at statutory rates on pre-tax income	$1,563	$1,638)	$1,872)
Effect of tax-exempt income	(585)	(364)	(211)
Nondeductible interest	88	56)	27)
Other items	(23)	(1)	(15)

Provision for income taxes	$1,043	$1,329)	$1,673)

Statutory tax rates	34%	34%)	34%)
Effective tax rates	22.7%	27.6%)	30.4%)

13. RELATED PARTY TRANSACTIONS

  Certain executive officers, corporate directors or companies in which they have 10 percent or more beneficial ownership were indebted to the Bank.

  A summary of loan activity with officers, directors, stockholders and associates of such persons is listed below (in thousands):
	Beginning Balance	Additions	Repayments	Ending Balance

1999	$2,590	$1,478	$1,027	$3,041
1998	1,172	1,753	335	2,590

  Such loans were made in the ordinary course of business at the Bank's normal credit terms and do not present more than a normal risk of collection.

14. REGULATORY MATTERS

Dividend Restrictions:

  The approval of the Comptroller of the Currency is required for a national bank to pay dividends up to the Company if the total of all dividends declared in any calendar year exceeds the Bank's net income (as defined) for that year combined with its retained net income for the preceding two calendar years. Under this formula, the Bank can declare dividends in 2000 without approval of the Comptroller of the Currency of approximately $1,087,000, plus the Bank's net income for 2000.

Loans:

  The Bank is subject to regulatory restrictions which limit its ability to loan funds to the Company. At December 31, 1999, the regulatory lending limit amounted to approximately $2,698,000.

Regulatory Capital Requirements:

  Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

  In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (FDICIA) established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized", it would become subject to a series of increasingly restrictive regulatory actions.

Citizens Financial Services, Inc.

[PAGE 29]

Notes to Consolidated Financial Statements - continued

  As of December 31, 1999 and 1998, the Federal Reserve Board and the Office of the Comptroller of the Currency categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as a well capitalized financial institution, Total risk-based, Tier I risk-based and Tier I leverage capital ratios must be at least 10%, 6% and 5% respectively.

  The following table reflects the Company's capital ratios at December 31 (in thousands):

	1999		1998
	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)

Company	$30,610	14.09%	$29,296	14.99%
For capital adequacy purposes	17,382	8.00%	15,632	8.00%
To be well capitalized	21,728	10.00%	19,540	10.00%
Tier I capital (to risk-weighted assets)

Company	$28,341	13.04%	$26,893	13.76%
For capital adequacy purposes	8,691	4.00%	7,816	4.00%
To be well capitalized	13,037	6.00%	11,724	6.00%
Tier I capital (to average assets)

Company	$28,341	8.32%	$26,893	8.66%
For capital adequacy purposes	13,620	4.00%	12,423	4.00%
To be well capitalized	17,025	5.00%	15,529	5.00%

The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for corrective action.

At December 31, 1999, the Bank's Total capital and Tier I ratios were 13.11% and 12.04%, respectively, and Tier I capital to average assets was 8.09%. At December 31, 1998, the Bank's Total capital and Tier I ratios were 13.91% and 12.68%, respectively, and Tier I capital to average assets was 8.16%.

This annual report has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

15. OFF-BALANCE-SHEET RISK

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet.

  The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

  Financial instruments whose contract amounts represent credit risk at December 31, 1999 and 1998, are as follows (in thousands):
	1999	1998

Commitments to extend credit	$27,065	$33,039
Standby letters of credit	2,337	898

[PAGE 30]

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Notes to Consolidated Financial Statements - continued

  Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company on extension of credit is based on management's credit assessment of the counter party.

  Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending normal loan commitments to customers. The Company generally holds collateral supporting standby letters of credit.

16. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of the Company's financial instruments are as follows (in thousands)

December 31, 1999
	CARRYING AMOUNT	ESTIMATED FAIR VALUE

Financial assets: Cash and due from banks	$ 8,522	$ 8,522
Available-for-sale securities	91,696	91,696
Net loans	229,159	224,866
Accrued interest receivable	2,120	2,120

Total financial assets	$331,497	$327,204

Financial liabilities:
Deposits	$284,318	$284,997
Securities sold under agreements to repurchase	3,396	3,367
Other borrowed funds	22,457	22,323
Accrued interest payable	2,557	2,557

Total financial liabilities	$312,728	$313,244

December 31, 1998
	CARRYING AMOUNT	ESTIMATED FAIR VALUE

Financial assets:
Cash and due from banks	$007,305	$007,305
Available-for-sale securities	93,082	93,082
Net loans	203,583	206,935
Accrued interest receivable	2,188	2,188

Total financial assets	$306,158	$309,510

Financial liabilities:
Deposits	$274,193	$276,639
Securities sold under agreements to repurchase	3,966	4,024
Other borrowed funds	3,368	3,159
Accrued interest payable	2,363	2,363

Total financial liabilities	$283,890	$286,185

Citizens Financial Services, Inc.

[PAGE 31]

Notes to Consolidated Financial Statements - continued

  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the estimates.

  Estimated fair values have been determined by the Company using historical data, as generally provided in the Company's regulatory reports, and an estimation methodology suitable for each category of financial instruments. The Company's fair value estimates, methods and assumptions are set forth below for the Company's other financial instruments.

Cash and Due From Banks:

  The carrying amounts for cash and due from banks approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.

Investment Securities:

  The fair values of investments are based on quoted market prices as of the balance sheet date. For certain instruments, fair value is estimated by obtaining quotes from independent dealers.

Loans:

  Fair values are estimated for portfolios of loans with similar financial characteristics.

  The fair value of performing loans has been estimated by discounting expected future cash flows. The discount rate used in these calculations is derived from the Treasury yield curve adjusted for credit quality, operating expense and prepayment option price, and is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions.

  Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Deposits:

  The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

  The deposit's fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Borrowed Funds:

  Rates available to the Company for borrowed funds with similar terms and remaining maturities are used to estimate the fair value of borrowed funds.

[PAGE 32]

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Notes to Consolidated Financial Statements - continued

17. CONDENSED FINANCIAL INFORMATION PARENT COMPANY ONLY

CITIZENS FINANCIAL SERVICES, INC. CONDENSED BALANCE SHEET December 31, 1999 and 1998
(in thousands)	1999	1998

Assets: Cash	$ 103	$0,0135
Investment in subsidiary, First Citizens National Bank	24,711	26,134
Available-for-sale securities	2,133	2,336
Deferred tax asset	122	-
Other assets	31	32

Total assets	$27,100	$28,637

Liabilities:
Other liabilities	$ 18	$00,023
Deferred tax liability	-	16

Total liabilities	$ 18	$000,39
Stockholders' equity	27,082	28,598

Total liabilities and stockholders' equity	$27,100	$28,637

CITIZENS FINANCIAL SERVICES, INC. CONDENSED STATEMENT OF INCOME Years Ended December 31, 1999, 1998, and 1997
(in thousands)	1999	1998	1997

Dividends from: Bank subsidiary	$2,214	$3,801)	$1,179
Available-for-sale securities	56	17)	1
Interest-bearing deposits with banks	3	12)	-

Total income	2,273	3,830)	1,180
Realized securities gains (losses)	69	(18)	-
Expenses	124	75)	97

Income before equity in undistributed earnings of subsidiary	2,218	3,737)	1,083
Equity in undistributed earnings - First Citizens National Bank	1,335	(248)	2,749

Net income	$3,553	$3,489)	$3,832

[PAGE 33]

Notes to Consolidated Financial Statements - continued

CITIZENS FINANCIAL SERVICES, INC. CONDENSED STATEMENT OF CASH FLOWS Years Ended December 31, 1999, 1998, and 1997
(in thousands)	1999	1998	1997

Cash flows from operating activities: Net income	$3,553	$3,489)	$3,832)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiary	(1,335)	248)	(2,749)
Deferred income taxes	8	(6)	-)
Realized gains on securities	(69)	(1)	-)
(Decrease) increase in other assets	1	(31)	611)
(Decrease) increase in other liabilites	(5)	(3)	26)

Net cash provided by operating activities	2,153	3,696)	1,720)

Cash flows from investing activities: Purchase of available-for-sale securities	(1,293)	(2,333)	(111)
Proceeds from the sale of available-for-sale securities	1,135	175)	-)

Net cash used in investing activities	(158)	(2,158)	(111)

Cash flows used in financing activities: Cash dividends paid	(1,567)	(1,449)	(1,596)
Acquisition of treasury stock	(460)	-)	-)

Net cash used in financing activities	(2,027)	(1,449)	(1,596)
Net (decrease) increase in cash	(32)	89)	13)
Cash at beginning of year	135	46)	33)

Cash at end of year	$ 103	$0,135)	$0,046)

[PAGE 34]

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Notes to Consolidated Financial Statements - continued

18. CONSOLIDATED QUARTERLY DATA

(dollar amounts in thousands)	Three Months Ended
1999	March 31	June 30	Sept 30	Dec 31

Interest income	$5,713	$5,709	$5,898	$6,226
Interest expense	2,887	2,891	3,047	3,241

Net interest income	2,826	2,818	2,851	2,985
Provision for loan losses	60	60	90	265
Other operating income	551	601	486	707
Realized securities gains, net	95	132	4	48
Other operating expenses	2,228	2,230	2,239	2,336

Income before provision for income taxes	1,184	1,261	1,012	1,139
Provision for income taxes	296	308	207	232

Net income	$ 888	$ 953	$ 805	$ 907

Earnings Per Share	$ 0.32	$ 0.34	$ 0.29	$ 0.32

	Three Months Ended
1998	March 31	June 30	Sept 30	Dec 31

Interest income	$5,659	$5,700	$5,857	$5,872
Interest expense	2,915	2,957	3,034	3,014

Net interest income	2,744	2,743	2,823	2,858
Provision for loan losses	53	52	53	60
Other operating income	425	480	446	487
Realized securities gains, net	95	78	202	82
Other operating expenses	2,021	1,973	2,075	2,145

Income before provision for income taxes and extraordinary item	1,190	1,276	1,343	1,222
Provision for income taxes	343	361	375	322

Income before extraordinary item	847	915	968	900
Extraordinary item	-	-	-	141

Net income	$0,847	$0,915	$0,968	$0'759

Earnings Per Share	$00.30	$00.33	$00.35	$00.27

[PAGE 35]

Report of Independent Auditors

SNODGRASS
Certified Public Accountants

To the Stockholders and Board of Directors of
Citizens Financial Services, Inc.

We have audited the consolidated balance sheet of Citizens Financial Services, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Services, Inc. and subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ S.R. Snodgrass, A.C.

Wexford, PA
February 11, 2000

S.R. Snodgrass, A.C.
101 Bradford Road Wexford, PA 15090-6909 Phone: 724-934-0344 Faxsimile: 724-934-0345

[PAGE 36]

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Selected Financial Data
Five Years Summary of Operations

(dollar amounts in thousands)	1999	1998	1997	1996	1995

Interest income	$ 23,546	$023,088	$022,779	$021,341	$019,422)
Interest expense	12,066	11,920	11,610	10,867	9,851)

Net interest income	11,480	11,168	11,169	10,474	9,571)
Provision for loan losses	475	218	210	205	163)

Net interest income after provision for loan losses	11,005	10,950	10,959	10,269	9,408)
Other operating income	2,345	1,838	2,427	1,372	1,242)
Realized securities gains, net	279	457	25	19	10)
Other operating expenses	9,033	8,214	7,906	7,350	6,665)

Income before provision for income taxes and extraordinary item	4,596	5,031	5,505	4,310	3,995)
Provision for income taxes	1,043	1,401	1,673	1,307	1,161)

Income before extraordinary item	3,553	3,630	3,832	3,003	2,834)
Extraordinary item	-	141	00-	00-	000-)

Net income	$ 3,553	$003,489	$003,832	$003,003	$002,834)

Per share data:
Income before extraordinary item (1)	$ 1.27	$0001.30	$0001.37	$0001.07	$0001.01)
Net income (1)	1.27	1.25	1.37	1.07	1.01)
Cash dividends (1)	.560	.520	.355	0.445	0.425)
Book value (1)	9.76	10.21	9.26	8.18	7.60)

Total investments	$ 91,696	$ 93,082	$ 88,562	$086,057	$073,715)
Loans, net	229,159	203,583	189,910	180,418	159,794)
Total assets	340,779	313,564	294,811	282,810	247,094)
Total deposits	284,318	274,193	256,783	240,177	213,316)
Stockholders' equity	27,082	28,598	25,923	22,904	21,297)

(1) Amounts were adjusted to reflect the stock dividend and the two-for-one stock split as described in Footnote 2.

COMMON STOCK

  Common stock issued by Citizens Financial Services, Inc. is traded in the local over-the-counter market, primarily in Pennsylvania and New York. Prices presented in the table below are bid/ask prices between broker-dealers published by the National Association of Securities Dealers through the NASD OTC "Bulletin Board", its automated quotation system for non-NASDAQ quoted stocks and the National Quotation Bureau's "Pink Sheets." The prices do not include retail markups or markdowns or any commission to the broker-dealer. The bid prices do not necessarily reflect prices in actual transactions. Cash dividends are declared on a quarterly basis and the effects of stock dividends have been stated retroactively in the table below (also see dividend restrictions in Note 14).

			Dividends				Dividends
	1999		declared		1998		declared
	High	Low	per share		High	Low	per share

First quarter	$24.00	$20.50	$ .135	First quarter	$24.75	$18.75	$ 0.125
Second quarter	20.50	17.00	$ .140	Second quarter	27.75	24.75	$ 0.130
Third quarter	17.25	16.00	$ .140	Third quarter	27.75	26.50	$ 0.130
Fourth quarter	16.75	16.00	$ .145	Fourth quarter	26.50	24.00	$ 0.135

CITIZENS FINANCIAL SERVICES, INC.

[PAGE 37]

Trust and Investment Services Statement of Condition

TRUST AND INVESTMENT SERVICES FUNDS UNDER MANAGEMENT (MARKET VALUE)

	1999	1998

INVESTMENTS:
Bonds	$15,941	$12,385)
Stock	37,519	34,270)
Savings and money market funds	8,927	11,875)
Mutual funds	10,012	9,557)
Mortgages	211	302)
Real estate	118	549)
Miscellaneous	87	202)
Cash	197	(45)

TOTAL	$73,012	$69,095)

ACCOUNTS:
Estates	$ 190	$00,578)
Trusts	35,932	35,099)
Guardianships	537	395)
Pension/profit sharing	14,653	12,564)
Investment management	15,807	14,921)
Custodial	5,893	5,538)

TOTAL	$73,012	$69,095

The following graph shows personal trust asset growth over the past five years:

[GRAPHIC OMITTED: A bar chart depicting personal trust assets from 1995 to 1999. A tabular presentation of the graph is set forth as follows:
PERSONAL TRUST ASSETS
(Dollars in Thousands)
1995          1996          1997          1998          1999
31,786        39,776        41,643        46,654        49,535]

[PAGE 38]

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Management's Discussion and Analysis of
Financial Condition and Results of Operations

Introduction

  The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for Citizens Financial Service, Inc., a bank holding company and its subsidiary (the company). Our company's consolidated financial condition and results of operations consist almost entirely of our wholly owned subsidiary's (First Citizens National Bank) financial conditions and results of operations. Current performance does not guarantee, assure or indicate similar performance in the future. Except as noted, tabular information is presented in thousands of dollars.

[GRAPHIC OMITTED: A bar chart depicting investments from 1995 to 1999. A tabular presentation of the graph is set forth as follows:
INVESTMENTS
(Dollars in Thousands)
1995          1996          1997          1998          1999
73,715        86,057        88,562        93,082        91,696]

  Forward-looking statements may prove inaccurate. We have made forward-looking statements in this document, and in documents that we incorporate by reference, that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Citizens Financial Services, Inc., First Citizens National Bank or the combined company. When we use such words as "believes", "expects", "anticipates", or similar expressions, we are making forward-looking statements.

  You should note that many factors, some of which are discussed elsewhere in this document and in the documents we incorporate by reference, could affect the future financial results. These factors include, but are not limited to, the following:

· operating, legal and regulatory risks;
· economic, political and competitive forces affecting our banking, securities, asset management and credit services;
· risk that our analysis of these risks and forces could be incorrect and/or the strategies developed to address them could be unsuccessful.

  Readers should carefully review the risk factors described in other documents our company files from time to time with the Securities and Exchange Commission, including the quarterly reports on Form 10-Q to be filed by our company and any current reports on Form 8-K filed by us.

  Our company currently engages in the general business of banking throughout our service area of Potter, Tioga and Bradford counties in North Central Pennsylvania and Allegany, Steuben, Chemung and Tioga counties in Southern New York. We maintain our central office in Mansfield, Pennsylvania. Presently we operate banking facilities in Mansfield, Blossburg, Ulysses, Genesee, Wellsboro, Troy, Sayre, Canton, Gillett and the Wellsboro Weis Market store. Additionally, we have automatic teller machines (ATMs) located in Soldiers and Sailors Memorial Hospital in Wellsboro and at Mansfield University. Our lending and deposit products and investment services are offered primarily within the vicinity of the service area.

  We face strong competition in the communities we serve from other commercial banks, savings banks, and savings and loan associations, some of which are substantially larger institutions than our subsidiary. In addition, personal and corporate trust services are offered by insurance companies, investment counseling firms, and other business firms and individuals. We also compete with credit unions, issuers of money market funds, securities brokerage firms, consumer finance companies, mortgage brokers and insurance companies. These entities are strong competitors for virtually all types of financial services.

  In recent years, the financial services industry has experienced tremendous change to competitive barriers between bank and nonbank institutions. We not only must compete with traditional financial institutions, but also with other business corporations that have begun to deliver competing financial services. Competition for banking services is based on price, nature of product, quality of service, and in the case of certain activities, convenience of location.

Citizens Financial Services, Inc.

[PAGE 39]

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Trust and Investment Services

Our company offers the following trust and investment services:
· Investment management accounts that assume managerial duties for investment accounts.
· Custody services for safekeeping and preservation of assets.
· Mutual funds that provide an asset allocation program.
· Personal trust services that include stand-by, living and testamentary trusts.
· Estate planning and administration to provide financial planning.
· Retirement plan services for individuals and businesses.

Financial Condition

The following table presents the growth (dollars in millions) during the past two years:

	1999/1998		1998/1997
	$	%	$	%

Total assets	27.2	8.7	18.8	6.4
Total deposits	10.1	3.7	17.4	6.8
Total loans	25.6	12.5	13.7	7.2
Total investments
(including available-for-sale
and held-to-maturity)	(1.4)	(1.5)	4.5	5.1
Total stockholders'
equity	(1.5)	(5.3)	2.7	10.3

Investments

  Our investment portfolio, including available-for-sale, decreased by $1.4 million or 1.5% in 1999 as compared to growth of $4.5 million in 1998. We were able to increase our assets primarily through loan growth rather than investing surplus funds in investments.

  From 1990 through 1996, the composition of our investment portfolio shifted to U.S. Treasury securities and, until 1997, no new investments had been made in state and political subdivisions. During 1997, 1998 and 1999, we have been selling U.S. Treasury notes to restructure the investment portfolio to improve our portfolio yield. We then reinvest the proceeds by purchasing AAA municipal bonds, investment grade corporate bonds and U S agency mortgage backed securities.

  The following table shows the year-end composition of the investment portfolio for the five years ended December 31, 1999:

		Estimated Fair Market Value at December 31,
		% of		% of		% of		% of		% of
	1999	Total	1998	Total	1997	Total	1996	Total	1995	Total

Held-to-maturity:
U.S. Treasury securities	$ -	-	$00,,00-	-	$47,566	53.2	$49,439	57.2	$43,905	58.5
Federal agency obligations		-	-	0.-	-	0.-	-	0.-	-	0.-
Obligations of state & political
subdivisions	-	-	-	0.-	5,611	6.3	620	0.7	1,348	1.8
Corporate obligations	-	-	-	0.-	3,175	3.6	4,712	5.5	4,845	6.5
Mortgage-backed securities	-	-	-	0.-	6,856	7.7	1,688	2.0	2,352	3.1

Available-for-sale:
U.S. Treasury securities	13,628	14.9	32,763	35.3	14,948	16.7	21,406	24.8	15,591	20.8
Obligations of state & political
subdivisions	19,469	21.2	18,452	19.8	-	0.-	-	0.-	-	0.-
Corporate obligations	18,629	20.3	14,889	16.0	6,849	7.7	7,253	8.4	5,778	7.7
Mortgage-backed securities	34,045	37.2	23,113	24.8	2,771	3.1	-	0.-	-	0.-
Equity securities	4,260	4.6	2,517	2.7	259	0.3	77	0.1	75	0.1
Restricted equity securities	1,665	1.8	1,348	1.4	1,282	1.4	1,128	1.3	1,139	1.5

Total	$91,696	100.0	$93,082	100.0	$89,317	100.0	$86,323	100.0	$75,033	100.0

[PAGE 40]

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Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  The expected principal repayments (amortized cost) and average weighted yields for the investment portfolio as of December 31, 1999, are shown below. Expected maturities, which include prepayment speed assumptions for mortgage-back securities, are significantly different than the contractual maturities detailed in Footnote 4 of the Consolidated Financial Statements. Yields on tax-exempt securities are presented on a fully-taxable equivalent basis assuming a 34% tax rate.

	Within One Year	Yield (%)	One- Five Years	Yield (%)	Five- Ten Years	Yield (%)	After Ten Years	Yield (%)	Amortized Cost Total	Yield (%)

Available-for-sale securities:
U.S. Treasury		$-	$13,556	6.53	$ -	.-	$ -	-	$13,556	6.53
State & political subdivisions,
general obligation	2	7.95	14,632	6.52	5,150	6.46	850	6.16	20,634	6.49
Corporate obligations	-	-	16,389	6.03	2,965	7.08	-	-	19,354	6.19
Mortgage-backed securities	6,050	6.51	25,716	6.28	3,304	8.54	-	-	35,070	6.53
Equity securities	-	-	-	-	-	-	4,544	5.34	4,544	5.34
Restricted equity securities	-	-	-	-	-	-	1,665	6.00	1,665	6.00

Total available-for-sale	$6,052	6.51	$70,293	6.32	$11,419	7.22	$7,059	5.61	$94,823	6.39

  During 1999 we implemented an investment strategy to sell securities maturing within one year and reinvesting the proceeds to obtain higher yields.

  Approximately 80% of the amortized cost of debt securities are expected to mature within five years or less.

  Our company expects that earnings from operations, the high liquidity level of the available-for-sale securities, growth of deposits and the availability of borrowings from the Federal Home Loan Bank will be sufficient to meet future liquidity needs.

  Our company has no securities from a single issuer representing more than 10% of stockholders' equity.

Loans

  Historically, our company's loan customers have been located in North Central Pennsylvania and the Southern Tier of New York. We originate loans primarily through direct loans to our existing customer base, with new customers generated by referrals from real estate brokers, building contractors, attorneys, accountants and existing customers. We also do a limited amount of indirect loans through new and used car dealers in the primary lending area.

  All lending is governed by a lending policy that is developed and maintained by us and approved by the Board of Directors. Our company's lending policy regarding real estate loans is that generally the maximum mortgage granted on owner-occupied residential property is 80% of the appraised value or purchase price (whichever is lower) when secured by the first mortgage on the property. Home equity lines of credit or second mortgage loans are generally originated subject to maximum mortgage liens against the property of 80% of the current appraised value. The maximum term for mortgage loans is 25 years for one- to four-family residential property and 20 years for commercial and vacation property.

  As shown in the following table, total loans grew by $25.5 million in 1999, or 12.6% the result of our new sales training, continued demand and attractive interest rates. Fixed rate home equity loans have been especially popular. In addition, $2.5 million in conforming mortgage loans were originated and sold on the secondary market through the Federal Home Loan Mortgage Corporation, providing over $21,000 of income in origination fees and premiums on loans sold, compared to $3.8 million in loans originated and $63,000 of income in 1998. The reduced activity in loans sold was a result of us retaining more of the loans originated. Residential mortgage lending is a principal business activity and one we expect to continue by providing a full complement of competitively priced conforming, nonconforming and home equity mortgages.

Citizens Financial Services, Inc.

[PAGE 41]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  Our company focuses its commercial lending activity on small businesses and our company's commercial lending officers have been successful in attracting new business loans, especially loans to state and political subdivisions.

  The majority of lending activity has been mortgage loans secured by one- to four-family residential property. As of December 31, 1999, residential real estate and real estate construction loans made up 62.2% of our company's total loan portfolio.

  Continuing in 1999, our company's primary goal is to be the premier mortgage lender in our market area, with our large menu of conforming mortgages (including "jumbo" and low- to moderate-income home buyer mortgages) through Farmers Home Administration (FmHA) and Pennsylvania Housing Finance Agency (PHFA). The local economy continues to expand and the average unemployment rate has recently been approximately 4% (the same as the state unemployment rate) down from 5.3% in 1998. We believe that our continued training of branch office personnel and the focus on flexibility and fast "turn around time" will aid in us meeting this goal. (Also see the discussion in Footnote 5 of the Consolidated Financial Statements.)

Five Year Breakdown of Loans by Type
December 31,
	1999		1998		1997		1996		1995
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Real estate: Residential	$139,518	60.3	$127,053	61.8	$120,019	62.5	$108,416	59.4	$096,594	59.7
Commercial	32,159	13.9	27,164	13.2	27,480	14.3	27,670	15.2	24,167	14.9
Agricultural	9,392	4.1	9,266	4.5	8,769	4.6	6,134	3.4	8,027	5.0
Construction	4,359	1.9	5,234	2.5	3,035	1.6	4,262	2.3	1,018	0.6
Loans to individuals for family and other purchases	15,569	6.7	14,489	7.0	13,905	7.2	14,465	7.9	13,198	8.1
Commercial and other	12,313	5.3	12,457	6.0	9,485	4.9	11,529	6.3	10,535	6.5
State and political subdivision loans	18,148	7.8	10,272	5.0	9,457	4.9	10,105	5.5	8,347	5.2

Total loans	231,458	100.0	205,935	100.0	192,150	100.0	182,581	100.0	161,886	100.0
Less: Unearned income	29		60		102		168		259
Allowance for loan losses	2,270		2,292		2,138		1,995		1,833

Net loans	$229,159		$203,583		$189,910		$180,418		$159,794

	1999/1998		1998/1997
	Change		Change
	$	%	$	%

Real estate
Residential	12,465	9.8	7,034)	5.9)
Commercial	4,995	18.4	(316)	(1.1)
Agricultural	126	1.4	497)	5.7)
Construction	(875)	(16.7)	2,199)	72.5)
Loans to individuals for
household, family and other purchases	1,080	7.5	584)	4.2)
Commercial and other loans	(144)	(1.2)	2,972)	31.3)
State and political subdivision loans	7,876	76.7	815)	8.6)

Total loans	25,523	12.5	13,785)	7.2)

[PAGE 42]

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Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  Our loan portfolio is our predominant source of earning assets. The following table shows the maturity of state and political subdivision loans, commercial and agricultural loans and commercial loans secured by real estate as of December 31, 1999, classified according to the sensitivity to changes in interest rates within various time intervals:

	Commercial, financial, agricultural	Real estate construction	Total

Maturity of loans: One year or less	$ 4,316	$ 51	$ 4,367
Over one year but less than five years	14,361	-	14,361
Over five years	53,335	4,308	57,643

Total	$72,012	$4,359	$76,371

Sensitivity of loans to changes in interest rates - loans due after one year:
Predetermined interest rate	$17,525	$1,067	$18,592
Floating or adjustable interest rate	50,171	3,241	53,412

Total	$67,696	$4,308	$72,004

Loan Quality and Provision for Loan Losses

  As discussed previously, the loan portfolio contains a large portion of real estate secured loans (generally residential home mortgages, mortgages on small business properties, etc.), consumer installment loans and other commercial loans. Footnote 5 of the Consolidated Financial Statements provides further details on the composition of the loan portfolio.

  The following tables indicate the level of nonperforming assets over the past five years ending December 31:

	1999	1998	1997	1996	1995

Nonperforming loans: Nonaccruing loans	$ 421	$1,495	$1,169	$0,844	$0,762
Impaired loans	1,334	382	382	414	697
Accrual loans - 90 days or more past due	78	15	170	723	689

Total nonperforming loans	$1,833	$1,892	$1,721	$1,981	$2,148

Foreclosed assets held for sale	573	529	238	164	208

Total nonperforming assets	$2,406	$2,421	$1,959	$2,145	$2,356

Nonperforming loans as a percent of loans, net of unearned income	.79%	.92%	.90%	1.09%	1.33%

Total nonperforming assets as a percent of loans, net of unearned income	1.04%	1.18%	1.02%	1.18%	1.46%

[PAGE 43]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  We do not believe there are any loans classified for regulatory purposes as loss, doubtful, substandard, special mention or otherwise which will result in losses or to have a material impact on future operations, liquidity or capital reserves. We are not aware of any other information that causes us to have serious doubts as to the ability of borrowers in general to comply with repayment terms.

  The following table presents an analysis of the allowance for loan losses for the five years ending December 31:

Summary of Loan Loss Experience
	1999	1998	1997	1996	1995

Balance at beginning of period	$2,292	$2,138	$1,995	$1,833	$1,721

Charge-offs
Real estate - construction	-	-	-	-	-
Real estate - mortgage	73	-	10	8	23
Loans to individuals for household, family and other purchases	93	105	32	56	42
Commercial and other loans	385	7	41	-	4

Total loans charged-off	551	112	83	64	69
Recoveries
Real estate - construction	-	-	-	-	-
Real estate - mortgage	1	2	3	1	-
Loans to individuals for household, family and other purchases	38	37	11	19	15
Commercial and other loans	15	9	2	1	3

Total loans recovered	54	48	16	21	18
Net loans charged-off	497	64	67	43	51
Additions charged to operations	475	218	210	205	163

Balance at end of year	$2,270	$2,292	$2,138	$1,995	$1,833

Loans outstanding at end of year	$231,429	$205,875	$192,048	$182,413	$161,627
Average loans outstanding, net	$217,265	$196,281	$186,425	$170,104	$156,754
Net charge-offs to average loans	.23%	0.03%	0.04%	0.03%	0.03%
Year-end allowance to total loans	.98%	1.11%	1.11%	1.09%	1.13%
Year-end allowance to total nonperforming loans	123.84%	121.14%	124.23%	100.71%	85.34%

[PAGE 44]

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Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  As detailed in Footnote 5 of the Consolidated Financial Statements and the above tables, total past due (90 days or more) and nonperforming loans decreased 3.1% from December 31, 1998 to December 31, 1999. Charged off commercial and other loans increased significantly, primarily the result of a single borrower going in to bankruptcy during the fourth quarter of 1999. Overall, Northern Teir counties development corporations were reporting a favorable outlook in employment and property values have been stable to slightly increasing. The majority of our loan volume is well-collateralized by real estate.

Allowance for Loan Losses

  The allowance is maintained at a level to absorb potential future loan losses.

  Management's basis for the level of the allowance and the annual provision is as follows:
· Our evaluation of the loan portfolio,
· Current and projected economic conditions,
· Historical loan loss experience,
· Present and prospective financial condition of the borrowers,
· The level of nonperforming assets,
· Other relevant factors.

  While we evaluate all of this information quarterly, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, review our company's allowance for loan losses. These agencies may require us to recognize additions to the allowance based on their evaluation of information available to them. We believe that the current allowance is adequate to offset any exposure that may exist for under secured or loans that might not be collectable. During 1999 we increased our loan loss provision substantially as a result of our evaluation considering the impact of the charge-off of the large commercial loan discussed previously.

  We do not accrue interest income on seriously past due loans. Subsequent cash payments received are applied to the outstanding principal balance or recorded as interest income, depending upon our assessment of our ultimate ability to collect principal and interest.

Allocation of the Allowance for Loan Losses

  The allocation of the allowance for loan losses is our determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio.

  The unallocated portion of the allowance is based upon our assessment of general and specific economic conditions within our market. This allocation is more uncertain and considers risk factors that may not be reflected in our historical loss factors. Total charge-offs for 2000 are expected to return to their moderate historic levels.

  The following table provides the amount of distribution of the allowance for loan losses and the percentage of loans compared to total loans by loan category:

	1999		1998		1997		1996		1995
	$	%	$	%	$	%	$	%	$	%

Real estate loans: Residential	232	60.3	140	61.8	140	62.5	143	59.4	165	59.6
Commercial, agricultural	1.077	18.0	927	17.7	577	18.9	325	18.5	328	19.9
Construction	-	1.9	-	2.5	-	1.6	-	2.3	-	.6
Loans to individuals for household, family and other purchases	313	6.7	365	7.0	321	7.2	164	8.0	181	8.2
Commercial and other loans	322	5.3	265	6.0	323	4.9	108	6.3	110	6.5
State and political subdivision loans	15	7.8	4	5.0	4	4.9	3	05.5	3	05.2
Unallocated	311	N/A	591	N/A	773	N/A	1,252	N/A	1,046	N/A

Total allowance for loan losses	2,270	100.0	2,292	100.0	2,138	100.0	1,995	100.0	1,833	100.0

Citizens Financial Services, Inc.

[PAGE 45]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

Deposits

  Our company tiers interest-bearing transaction and savings accounts by deposit size (larger balances receive higher rates). We have been offering a wide variety of deposit instruments, as have our competitors.

  Some of the deposit product variations are:
· Money Market Investor accounts (limited transaction deposit accounts with interest rates that vary as often as daily),
· NOW accounts (unlimited transaction interest-bearing accounts),
· Premier 50 and Premier 50 Plus (interest-bearing transactions accounts for senior customers),
· Gold Club accounts (a package of services combined with a checking account),
· Individual retirement accounts (certificates of deposit),
· Longer-term certificates of deposit (generally of five-year maturity),
· Promotional 30-month, 66-month and Roll-Up certificates of deposit.

  Our company also offers a wide variety of IRA products.

  Deposit growth in 1999 was $10.1 million or 3.7%.

The following table shows the composition of deposit accounts over the last three years as of December 31:

	1999		1998		1997
	Amount	%	Amount	%	Amount	%

Noninterest-bearing deposits	$ 23,435	8.3	$020,978	7.7	$019,016	7.4
NOW accounts	36,081	12.7	37,113	13.5	32,794	12.8
Savings deposits	26,276	9.2	26,421	9.6	26,523	10.3
Money market deposit accounts	39,831	14.0	39,584	14.4	34,357	13.4
Certificates of deposit	158,695	55.8	150,097	54.8	144,093	56.1

Total	$284,318	100.0	$274,193	100.0	$256,783	100.0

	1999/1998		1998/1997
	Change		Change
	$	%	$	%

Noninterest-bearing deposits	2,457	11.7	1,962)	10.3)
NOW accounts	(1,032)	(2.8)	4,319)	13.2)
Savings deposits	(145)	(.5)	(102)	(.4)
Money market deposits accounts	247.6		5,227)	15.2)
Certificates of deposit	8,598	5.7	6,004)	4.2)

Total	10,125	3.7	17,410)	6.8)

  We experienced a significant growth in noninterest-bearing deposits in both personal and business accounts.

  The decrease in the growth of NOW and money market account was a result of the increase in interest rates of certificates of deposit and other non-bank investment products.

  Remaining maturities of certificates of deposit of $100,000 or more:

	1999	1998	1997

3 months or less	$ 3,750	$01,295	$01,658
3 through 6 months	3,801	2,409	6,929
6 through 12 months	2,948	6,788	10,263
Over 12 months	15,305	14,166	5,110

Total	$25,804	$24,658	$23,960

As a percent of total certificates of deposit	16.26%	16.43%	16.63%

[PAGE 46]

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Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

Deposits by Type of Depositor

	1999		1998		1997
	Amount	%	Amount	%	Amount	%

Individual, partnerships & corporations	$254,954	89.7	$240,446	87.7	$226,306	88.1
United States government	17	-	22	0-	20	0-
State & political subdivisions	27,381	9.6	32,374	11.8	28,721	11.2
Other	1,966.7		1,351	0.5	1,736	0.7

Total	$284,318	100.0	$274,193	100.0	$256,783	100.0

  The methods used by our company to attract and retain deposits (in addition to competitive interest rates) have been by increased marketing and business development efforts, continuous emphasis on quality personal service, and expanded trust and investment management services. In all of our community offices, lobby and drive-up hours include Wednesday afternoons (when they were traditionally closed) as well as Saturday hours. The supermarket office is open seven days a week with extended hours on weekdays. We currently provide thirteen MAC automated teller machines, which are part of the MAC regional and PLUS national network. We also implemented a MasterMoney debit card program in 1998 and internet banking and bill payment in November 1999.

  In addition to the above, continuing an effort to add value to products, we have a voice response system to provide customers a convenient method of accessing account information and transferring funds 24 hours a day.

Results of Operations

  Net income for the twelve months ending December 31, 1999 was $3.6 million, an increase of $64,000 or 1.8% over the $3.5 million for the 1998 related period. Earnings per share was $1.27 for the year ended 1999 compared with $1.25 during the comparable 1998 period. Details of the reasons for these changes are discussed on the following pages.

  The following table sets forth certain performance ratios of our company for the periods indicated (net of the arbitration settlement discussed in Footnote 11 of the Consolidated Financial Statements):

	1999	1998	1997

Return on assets (net income to average total assets) (1)	1.09%	01.13%	01.10%
Return on equity (net income to average total equity) (1)	12.69%	12.75%	13.11%
Dividend payout ratio (dividends declared divided by net income)	44.10%	41.53%	25.68%
Equity to asset ratio (average equity to average total assets)	8.57%	08.86%	08.38%

(1) Return on average assets and average equity was computed after excluding the nonrecurring after-tax income associated with the arbitration award by a vendor.

  Net income is influenced by five key components: net interest income, other operating income, other operating expenses, provision for income taxes and the provision for possible loan losses. A discussion of these five components follows.

Net Interest Income

  The most significant source of revenue is net interest income, the amount of interest earned on interest-earning assets exceeds interest expense on interest-bearing liabilities.

  Factors that influence net interest income are changes in volume of interest-earning assets and interest-bearing liabilities as well as changes in the associated interest rates.

  Net interest income for the current twelve month period, after provision for loan losses, was $11,005,000, an increase of $55,000 or .5% compared with a decrease of $9,000 during the same period in 1998.

  The following tables set forth our company's average balances of, and the interest earned or incurred on, each principal category of assets, liabilities and stockholders' equity, the related rates, net interest income and rate "spread" created:

Citizens Financial Services, Inc.

[PAGE 47]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

Analysis of Average Balances and Interest Rates (1)
		1999			1998			1997
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	$	$	%	$	$	%	$	$	%

Assets
Short-term investments: Interest-bearing deposits at banks	1,187	56	4.72	5,403	290	5.37	4,042	221	5.470

Total short-term investments	1,187	56	4.72	5,403	290	5.37	4,042	221	5.470
Investment securities: Taxable	69,991	4,216	6.02	75,722	4,654	6.15	83,686	5,332	6.370
Tax-exempt (3)	20,854	1,449	6.95	10,428	745	7.14	714	79	11.060

Total investment securities	90,845	5,665	6.24	86,150	5,399	6.27	84,400	5,411	6.410
Loans: Residential mortgage loans	138,037	11,675	8.46	126,758	11,325	8.93	119,083	10,952	9.200
Commercial & farm loans	49,503	4,547	9.19	45,309	4,473	9.87	43,790	4,263	9.740
Loans to state & political subdivisions	14,350	1,197	8.34	10,303	885	8.59	9,652	875	9.070
Other loans	14,511	1,306	9.00	13,911	1,270	9.13	13,900	1,378	9.910

Loans, net of discount (2)(3)(4)	216,401	18,725	8.65	196,281	17,953	9.15	186,425	17,468	9.370

Total interest-earning assets	308,433	24,446	7.93	287,834	23,642	8.21	274,867	23,100	8.400
Cash and due from banks	7,036			6,663			6,417
Bank premises and equipment	5,899			5,697			5,140
FASB 115 adjustment	(409)			499			170
Other assets	3,929			1,449			2,342

Total noninterest-earning assets	16,455			14,308			14,069

Total assets	324,888			302,142			288,936

Liabilities and Stockholders' Equity Interest-bearing deposits liabilities: NOW accounts	36,542	660	1.81	33,411	693	2.07	32,644	786	2.410
Savings accounts	27,909	486	1.74	26,670	580	2.17	27,736	614	2.210
Money market accounts	41,282	1,810	4.38	37,682	1,801	4.78	29,420	1,349	4.590
Certificates of deposit	152,455	8,454	5.55	146,630	8,408	5.73	143,837	8,358	5.810
Short term borrowings	7,888	422	5.35	1,777	93	5.23	2,627	147	5.600
Long term borrowings	3,937	234	5.94	5,323	345	6.48	5,502	356	6.470

Total interest-bearing liabilities	270,013	12,066	4.47	251,493	11,920	4.74	241,766	11,610	4.800
Demand deposits	22,342			19,924			19,141
Other liabilities	4,682			3,950			3,804

Total noninterest-bearing liabilities	27,024			23,874			22,945
Stockholders' equity	27,851			26,775			24,225

Total liabilities & stockholders' equity	324,888			302,142			288,936

Net interest income		12,380			11,722			11,490

Net interest spread (5)			3.46%			3.47%			3.60%
Net interest income as a percentage of average interest-earning assets			4.01%			4.07%			4.18%
Ratio of interest-earning assets to interest-bearing liabilities			1.14			1.14			1.14

(1) Averages are based on daily balances.
(2) Includes loan origination and commitment fees of $174, $187, and $141 for 1999, 1998, and 1997, respectively.
(3) In order to make pre-tax income and resultant yields on tax exempt investments and loans comparable to those on taxable investments and loans, a tax equivalant adjustment is made using a federal income tax rate of 34%.
(4) Income on nonaccrual loans is accounted for on a cash basis, and the loan balances are included in interest-earning assets.
(5) Interest rate spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities.

[PAGE 48]

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Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  As disclosed in the previous table, we have experienced a narrowing interest margin percentage during 1999 continuing the trend in recent years. The 1998 flat yield curve limited our opportunity to increase margin with new business as the existing investments and loans mature or repay. When the yield curve became steeper in 1999, interest rates began to rise resulting in our short-term liabilities repricing faster than our short term assets. Currently the yield curve is slightly inverted (not a normal up slope) beyond 10 years. However, most of the company's investments, loans, deposits and borrowings are priced or repriced along the three month to five year portion of the yield curve. We continue to review various pricing and investment strategies to enhance deposit growth while maintaining or expanding the current interest margin.

  The following table shows the effect of changes in volume and rates on interest income and expense. Tax-exempt interest revenue is shown on a tax-equivalent basis for proper comparison using a statutory federal income tax rate of 34%.

Analysis of Changes in Net Interest Income	1999 vs. 1998(1)			1998 vs. 1997(1)
on a Tax-Equivalent Basis	Change in Volume	Change in Rate	Total Change	Change in Volume	Change in Rate	Total Change

Interest income: Short-term investments: Interest-bearing deposits at banks	$ (203)	$ (31)	$(234)	$ 73	$ (4)	$ 69
Investment securities: Taxable	(347)	(91)	(438)	(494)	(184)	(678)
Tax-exempt	724	(20)	704	684	(18)	666

Total investments	377	(111)	266	190	(202)	(12)

Loans:
Residential mortgage loans	874	(524)	350	670	(297)	373
Commercial and farm loans	298	(224)	74	149	61)	210)
Loans to state & political subdivisions	337	(25)	312	45	(35)	10)
Other loans	54	(18)	36	1)	(109)	(108)

Total loans - net of discount	1,563	(791)	772	865	(380)	485)

Total interest income	1,737	(933)	804	1,128	(586)	542)

Interest expense:
Interest bearing deposits:
NOW accounts	87	(120)	(33)	19	(112)	(93)
Savings accounts	29	(123)	(94)	(23)	(11)	(34)
Money market accounts	172	(163)	9	393	59	452)
Certificates of deposit	269	(223)	46	155	(105)	50

Total interest-bearing deposits	557	(629)	(72)	544	(169)	375)
Short term borrowings	327	2	329	(45)	(9)	(54)
Long term borrowings	(84)	(27)	(111)	(12)	1	(11)

Total interest expense	800	(654)	146	487	(177)	310)

Net interest income	$ 937	$ (279)	$ 658	$0,641	$ (409)	$ 232)

(1) The change in interest due to both rate and volume has been allocated to the volume and rate in proportion to the absolute dollar amounts of each change.

As can be seen from the preceding tables, tax equivalent net interest income rose from $11,490,000 in 1997 to $11,722,000 in 1998 and increased to $12,380,000 in 1999. In 1999, net interest income increased $658,000 while overall spread decreased from 3.47% to 3.46%. The increased volume of interest-earning assets generated an increase in interest income of $1,737,000 while increased volume of interest-bearing liabilities produced $800,000 of interest expense. The change in volume resulted in an increase of $937,000 in net interest income. The net change in rate was a negative $279,000 resulting in a total positive net change of $658,000 when combined with change in volume. The yield on interest-earning assets decreased 28 basis points from 8.21% to 7.93% and the average interest rate on interest-bearing liabilities decreased 27 basis points from 4.74% to 4.47%. Analysis of our company's current net interest income in 1999 shows that the effects of stable interest rates and the effect of the level yield curve during 1998 but has yet to fully reflect the increase in interest rates that occurred in 1999. We are currently evaluating alternatives to improve the interest spread.

Citizens Financial Services, Inc.

[PAGE 49]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

Other Operating Income
	1999	1998	1997

Service charges	$1,511	$1,060	$0,848
Trust	410	362	339
Other	395	304	246
Arbitration settlement	29	112	994
Realized securities gains, net	279	457	25

Total	$2,624	$2,295	$2,452

	1999/1998 Change		1998/1997 Change
	$	%	$	%

Service charges	451	42.5	212)	25.0)
Trust	48	13.3	23)	6.8)
Other	91	29.9	58)	23.6)
Arbitration settlement	(83)	(74.1)	(882)	(88.7)
Realized securities gains, net	(178)	(38.9)	432)	-)

Total	329	14.3	(157)	(6.4)

  As indicated in the above table, total other operating income increased $329,000 compared with the same period in 1998 primarily as a result of the increase in service charge revenue related to overdraft and NSF charges during 1999.

  We continue to evaluate additional means of increasing other operating income to off-set the loss of net interest income described above. Our approach is to apply service charges on business accounts by charging fees on transaction activity (reduced by earnings credit based on customers' balances) to more equitably recover costs. We expect to use this analysis for our other products in the near future.

  Investment security gains decreased by $178,000 as a result of the restructuring of our investment portfolio that occurred primarily in 1998 as discussed previously on page 39. This restructuring was accomplished with out significantly reducing the yield of the portfolio.

Other Operating Expenses
	1999	1998	1997

Salaries and employee benefits	$4,320	$3,848	$3,882
Occupancy	532	522	519
Furniture and equipment	706	713	706
Other professional fees	529	401	219
Other	2,946	2,730	2,580

Total other operating expenses	$9,033	$8,214	$7,906

	1999/1998		1998/1997
	Change		Change
	$	%	$	%

Salaries and employee benefits	472	12.3	(34)	(.9)
Occupancy	10	1.9	3)	.6)
Furniture and equipment	(7)	(1.0)	7)	1.0)
Other professional fees	128	31.9	182)	83.1)
Other	216	7.9	150)	05.8)

Total	819	10.0	308)	3.9)

  Total other operating expense was $9,033,000 in 1999 reflecting an increase of $819,000 over the 1998 period.

  Salaries and benefit's expense increased by $472,000 for the current period reflecting

[PAGE 50]

[GRAPHIC OMITTED: Silhouette of colonial rider on horseback, upper left hand corner of page, .5 inches square]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

associated new positions and compensation adjustments in line with a tight labor market.

  Other expenses increased by $216,000 influenced by the costs associated with moving to new operations facilities, marketing expenses, and expenses related to repossessions and foreclosures.

Professional Fees
	1999	1998	1997

Other professional fees	$441	$301	$161
Legal fees	37	59	19
Examinations and audits	51	41	39

Total	$529	$401	$219

	1999/1998 Change		1998/1997 Change
	$	%	$	%

Other professional fees	140	46.5	140)	87.0)
Legal fees	(22)	(37.3)	0040)	00210.5)
Examinations and audits	10	24.4	2)	5.1)

Total	128	31.9	182)	83.1)

  The other professional fees increased $128,000 and reflects our continued efforts to improve operational processes (see increase in service charge income discussed above), implement future strategic growth, improve sales and performance, and Y2K expenses. These expenses are expected to decline into 2000 and thereafter.

  The extraordinary item during 1998 represented the prepayment of Federal Home Loan Bank long-term debt resulting in a one-time expense of $213,000 ($141,000 net of taxes) and was done as part of the restructuring of the investment portfolio.

Provision for Income Taxes

  The provision for income taxes before the extraordinary item was $1,043,000 during 1999 compared with $1,402,000 during the 1998 related period. Income before taxes decreased $77,000 in the 1999 period over the same period in 1998 reflecting the change in income and increased levels of tax exempt income.

  In November 1999, we entered into a limited partnership agreement to establish a low income housing project in Bradford County, Pa. As a result of this agreement we expect to receive approximately $900,000 of tax credits over a ten year period once the project has been completed.

Stockholders' Equity

  We evaluate stockholders' equity in relation to total assets and the risk associated with those assets. The greater the capital resources, the more likely a corporation is to meet its cash obligations and absorb unforeseen losses. For these reasons capital adequacy has been, and will continue to be, of paramount importance.

  Stockholders' equity decreased by 5.3% in 1999 to its current level of $27.1 million, after growing 10.3% in 1998 and 13.2% in 1997. In 1999 we were forced to adjust equity downward by $3,042,000 to reflect unrealized holding gains and losses on available-for-sale securities. In comparison, in 1998 we realized a gain of $978,000 as a direct result of the change in interest rates. Total equity was approximately 7.9% of total assets at December 31, 1999, as compared to 9.1% at December 31, 1998.

  Our Board of Directors determines our dividend rate after considering our company's capital requirements, current and projected net income, and other factors. In 1999 and 1998, our company paid out 44.1% and 41.5% of net income in dividends, respectively.

Citizens Financial Services, Inc.

[PAGE 51]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  For the year ended December 31, 1999, the total number of common shares outstanding was 2,800,563. For comparative purposes, outstanding shares for prior periods were adjusted for the 1999 stock dividend in computing earnings and cash dividends per share.

  There are currently three federal regulatory measures of capital adequacy. Our company's ratios substantially exceed all federal regulatory standards as detailed in Footnote 14 of the Consolidated Financial Statements.

Liquidity

  Liquidity is a measure of our company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. To maintain proper liquidity, we use funds management policies along with our investment policies to assure we can meet our financial obligations to depositors, credit customers and stockholders. Liquidity is needed to meet depositors' withdrawal demands, extend credit to meet borrowers' needs, provide funds for normal operating expenses and cash dividends, and fund other capital expenditures.

  Our company's historical activity in this area can be seen in the Consolidated Statement of Cash Flows from investing and financing activities.

  Cash generated by operating activities, investing activities and financing activity influence liquidity management. The most important source of funds is the deposits that are primarily core deposits (deposits from customers with other relationships). Short-term debt from the Federal Home Loan Bank supplements our company's availability of funds.

  Our company's use of funds is shown in the investing activity section of the Consolidated Statement of Cash Flows, where the net increase in loans is detailed. Other significant uses of funds are capital expenditures, purchase of loans and acquisition premiums. Surplus funds are then invested in investment securities.

  Capital expenditures were $1,036,000 in 1999, $532,000 more than 1998.

  Major capital expenditures for 1999 were:
· $456,000 for the operations facility.
· $186,000 for improvements at our branch offices.
· $77,000 for ATMs.

Some major capital expenditures in 1998 were:
· $213,000 for remodeling branch offices;
· $53,000 for ATMs;

  These purchases will allow greater operating efficiency and provide the customer with a higher quality banking services.

  On February 8, 1999, we acquired a property near the Mansfield Wal-Mart consisting of a large office building on 2 acres, to be used as an operations facility. We expect the costs of acquisition and remodeling be approximately $1.2 million. This building allowed us to discontinue rentals of two other properties.

  Our company plans to build a new Mansfield community office, investment services and administration facilities. This effort has been in various stages of planning for more than ten years. We expect construction to take place 2000 and cost approximately $2.8 million.

  In addition, our company has contracted with Wal-Mart to include a First Citizens branch in their new Mansfield Supercenter scheduled to be opened August 2000.

  Our company has sufficient resources to complete these projects from our normal operations and will have a long-term positive effect on revenues, efficiency and the capacity for future growth.

  To assure the maintenance of liquidity reserves, our company monitors and places various internal constraints on the level of loans relative to core deposits and other stable funding sources; the liquidity characteristics of investments; and the volume and maturity structure of wholesale funding.

  Interest Rate and Market Risk Management

  The objective of interest rate sensitivity management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances and the market value risk of assets and liabilities.

[PAGE 52]

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Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  Because of the nature of our operations, we are not subject to foreign currency exchange or commodity price risk and, since our company has no trading portfolio, it is not subject to trading risk.

  Currently our company has equity securities that represent approximately 4.6% of our investment portfolio and, therefore, equity risk is not significant.

  The primary components of interest-sensitive assets include adjustable-rate loans and investments, loan repayments, investment maturities and money market investments. The primary components of interest-sensitive liabilities include maturing certificates of deposit, IRA certificates of deposit and short-term borrowings. Savings deposits, NOW accounts and money market investor accounts are considered core deposits and are not short-term interest sensitive (except for the top-tier money market investor accounts which are paid current market interest rates).

  The following table shows the cumulative static GAP (at amortized cost) for various time intervals:

	Within	Four to	One to	Two to	Three to	Over
	Three	Twelve	Two	Three	Five	Five
(in thousands)	Months	Months	Years	Years	Years	Years	Total

Interest-bearing deposits	$ 102	$	$	$	$	$	$ 102
Investment securities	1,475	4,437	15,635	20,016	21,445	31,815	94,823
Residential mortgage loans	14,706	34,459	29,528	23,858	28,080	12,423	143,054
Commercial and farm loans	7,603	15,378	11,766	8,791	9,323	1,203	54,064
Loans to state & political subdivisions	693	3,874	2,997	1,652	6,527	2,435	18,178
Other loans	2,497	3,884	4,588	2,511	1,907	746	16,133

Total interest-earning assets	$ 27,076	$ 62,032	$ 64,514	$ 56,828	$ 67,282	$ 48,622	$326,354

NOW accounts	$ 5,631	$ -	$ -	$ -	$ -	$ 30,403	$102,188
Savings accounts	-	-	-	-	-	26,274	158,695
Money Market accounts	39,830	-	-	-	-	-	30,830
Certificates of deposit	31,386	45,508	38,498	28,599	13,739	965	158,695
Short term borrowing	18,529	500	-	-	-	-	19,429
Long term borrowing	182	611	1,192	824	275	3,340	6,424

Total interest-bearing liabilities	$ 95,958	$ 46,619	$ 39,690	$ 29,423	$ 14,014	$ 60,932	$286,686

Excess interest-earning assets (liabilities)	$ (68,882)	$ 15,413	$ 24,824	$ 27,405	$ 53,268	$(12,360)

Cumulative interest-earning assets	$27,076	$ 89,108	$153,622	$210,450	$277,732	$326,354
Cumulative interest-bearing liabilities	95,958	142,577	182,267	211,690	225,704	286,686

Cumulative gap	$(68,882)	$(53,469)	$(28,645)	$(1,240)	$52,028	$39,668

Cumulative interest rate sensitivity ratio (1)	0.28	0.62	0.84	0.99	1.23	1.14

(1) Cumulative interest-earning assets divided by cumulative interest-bearing liabilities.

The following are reasons for increased one year liability sensitivity during 1999:

· An increase in CDs maturing within 1 year, primarily the effect of a bulge of IRA CDs maturing in the 1st quarter of 2000.
· Securities that mature within one year were sold and reinvested further out the yield curve to increase portfolio yield.
· Implemented a leverage strategy that includes a portion of short-term liabilities.
· There was a higher loan demand for 5 year adjustable and fixed rate products.
· Loan and investment growth exceeded deposit growth. The difference was funded by short-term FHLB advances.

During the year 2000 we plan to reduce the short-term liability position described above.

Citizens Financial Services, Inc.

[PAGE 53]

Management's Discussion and Analysis of
Financial Condition and Results of Operations - continued

  The previous table and the simulation models discussed below are presented assuming money market investment accounts and NOW accounts in the top interest rate tier are repriced within the first three months. The loan amounts reflect the principal balances expected to be repriced as a result of contractual amortization and anticipated early payoffs.

  Gap analysis, one of the methods used by us to analyze interest rate risk, does not necessarily show the precise impact of specific interest rate movements on our company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. In addition, assets and liabilities within the same period may, in fact, be repaid at different times and at different rate levels.

  Our company currently uses a computer simulation model to better measure the impact of interest rate changes on net interest income. We use the model as part of our risk management process that will effectively identify, measure, and monitor our company's risk exposure.

  Interest rate simulations using a variety of assumptions are used by us to evaluate our interest rate risk exposure. A shock analysis at December 31, 1999, indicated that a 200 basis point movement in interest rates in either direction would have a moderate impact on our company's anticipated net interest income and the market value of assets and liabilities over the next twenty four months, but within our ability to manage effectively.

Year 2000 Event

  We experienced no disruptions during the century date change. However, we continue to monitor all applications and our third party arrangements to make sure that problems, should they appear during February (leap year) or later, will be quickly addressed since our contingency plans remain in place.

  Our total cost for Y2K expenses during 1999 was $73,500 and the total for the entire three year event preparation period was $112,500. We believe that much of this expense will help us to be better prepared for any other potential disasters in the future.

  The extra cash in place at our branches for year-end was returned to the Federal Reserve during January 2000.

General

  The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets and on noninterest expenses, which tend to rise during periods of general inflation. The recent action by the Federal Reserve of increasing short-term interest rates will help ensure that the level of inflation remains at a relatively low level.

  Various congressional bills have been passed and other proposals have been made for significant changes to the banking system, including provisions for: limitation on deposit insurance coverage; changing the timing and method financial institutions use to pay for deposit insurance; and tightening the regulation of bank derivatives' activities.

  Normal examinations of our company by the Office of Comptroller of the Currency occurred during 1999. The last Community Reinvestment Act performance evaluation by the same agency resulted in a rating of "Satisfactory Record of Meeting Community Credit Needs."

  On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999, which is also known as the Financial Services Modernization Act. The act repeals some depression-era banking laws and will permit banks, insurance companies and securities firms to engage in each others' business after complying wih certain conditions and regulations which are yet to be finalized. The act grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, our company has no plans to pursue these additional possibilities.

  Our company does not believe that the Financial Services Modernization Act will have an immediate positive or negative material impact on our operations. However, the act may have the result of increasing the amount of competition that our company faces from larger financial service companies, many of whom have substantially more financial resources than our company, which may now offer banking services in addition to insurance and brokerage products.

  Aside from those matters described above, we do not believe that there are any trends, events or uncertainties which would have a material adverse impact on future operating results, liquidity or capital resources. We are not aware of any current recommendations by the regulatory authorities (except as described herein) which, if they were to be implemented, would have such an effect, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on our company's results of operations.

[PAGE 54]

CITIZENS
FINANCIAL SERVICES
INCORPORATED

15 South Main Street
Mansfield, PA 16933
570-662-2121
800-326-9486
FAX 570-662-2365

DIRECTORS
R. Lowell Coolidge, Esquire
  Chairman of the Board
Carol J. Tama
  Vice Chairman of the Board
Bruce L. Adams
Larry J. Croft
Mark L. Dalton
John E. Novak
John M. Thomas, MD
Rudolph J. van der Hiel, Esquire
William D. VanEtten
Richard E. Wilber

DIRECTORS EMERITI
Robert E. Dalton
Edward Kosa
John G. Kuster
Robert J. Landy, Esquire
Robert G. Messinger
Wilber Wagner

[GRAPHIC OMITTED: Silhouette of colonial rider on horseback, upper right hand corner of page, 1 inche square]
FIRST CITIZENS
NATIONAL BANK

DIRECTORS
R. Lowell Coolidge, Esquire
  Chairman of the Board
Carol J. Tama
  Vice Chairman of the Board
Bruce L. Adams
Larry J. Croft
Mark L. Dalton
John E. Novak
John M. Thomas, MD
Rudolph J. van der Hiel, Esquire
William D. VanEtten
Richard E. Wilber
  President
  Chief Executive Officer

OFFICERS
Administrative Services
Cynthia T. Pazzaglia
  Vice President
  Human Resources Manager
Audit/Compliance
V. Guy Abell
  Auditor
Karen R. Jacobson
  Assistant Auditor/Security Officer
Banking Services
Terry B. Osborne
  Executive Vice President
  Secretary, Citizens Financial Services, Inc.
Allan K. Reed
  Vice President
  Branch Administrator
  Asst. Secretary, Citizens Financial Services, Inc.
Valerie S. Davis
  Assistant Credit Services Manager
Chester L. Reed
  Assistant Vice President
  Commercial Services Officer
Robert P. Fitzgerald
  Business Development Officer
Pamela A. Baldwin
  Appraiser
Wendy L. Southard
  Marketing Coordinator
Finance
Thomas C. Lyman
  Vice President
  Chief Financial Officer
  Treasurer, Citizens Financial Services, Inc.
Randall E. Black
  Vice President of Finance
  Controller
  Asst. Treasurer, Citizens Financial Services, Inc.
Operations
William W. Wilson
  Vice President
Operations Division Manager
Joanne W. Marvin
  Banking Operations Manager
Trust and Investment Services
Jean A. Knapp
  Trust Administrator
Sara J. Roupp
  Trust Administrator

[PAGE 55]

COMMUNITY OFFICES
Toll free to all locations: 800-326-9486

MANSFIELD  570-662-2121
15 South Main Street
Mansfield, PA 16933
FAX 570-662-3278
Local Board
William J. Smith
  Chairman
Anthony D. Fiamingo
Shari L. Johnson
Stephen A. Saunders
William J. Waldman
Officers
Shari L. Johnson
  Assistant Vice President
  Office Manager
Michele E. Litzelman
 Customer Service Counselor
Kristina M. Payne
 Customer Service Counselor
BLOSSBURG   570-638-2115
300 Main Street
Blossburg, PA 16912
FAX 570-638-3178
Local Board
Thomas R. Phinney
  Chairman
Terrance M. Asalone
George D. Lloyd
Susan M. Signor
Benjamin F. Jones
Officers
Terrance M. Asalone
  Assistant Vice President
  Office Manager
Alisha M. Fitch
  Customer Service Counselor
ULYSSES   814-848-7572
502 Main Street
Ulysses, PA 16948
FAX 814-848-7633
Local Board
Ronald G. Bennett
  Chairman
D. Thomas Eggler
Jerry R. McCaslin
Phillip D. Vaughn
James A. Wagner
Officers
Phillip D. Vaughn
  Assistant Vice President
  Office Manager
Tonya R. Coursey
Customer Service Counselor	GENESEE 814-228-3201
391 Main Street
Genesee, PA 16923
Fax 814-228-3395
Local Board
E. Gene Kosa
  Chairman
Janet H. Casey
John K. Hyslip
L. Abbie Lerch
Stephen B. Richard
Keith A. Slep, Esquire
Dennis C. Smoker
Officers
L. Abbie Lerch
  Office Manager
Christine M. Miller
  Customer Service Counselor
SAYRE   570-888-6602
306 West Lockhart Street
Sayre, PA 18840
FAX 570-888-3198
Local Board
Joseph P. Burkhart, Jr.
  Chairman
Blaine W. Cobb, MD
R. Joseph Landy, Esquire
William A. Richetti
Michael J. Yanuzzi
Officers
William A. Richetti
  Assistant Vice President
  Office Manager
Antoinette G. Tracy
  Customer Service Counselor
TROY   570-297-4131
103 West Main Street
Troy, PA 16947
FAX 570-297-4133
Local Board
Lyle A. Haflett
  Chairman
Thomas A. Calkins, III
Richard H. Packard
David E. Carlson
Donald D. White
Office Manager
David E. Carlson
Assistant Vice President	WELLSBORO 570-724-2600
99 Main Street
Wellsboro, PA 16901
FAX 570-724-4381
Local Board
William A. Hebe, Esquire
  Chairman
Timothy J. Gooch, CPA
James K. Stager
Jeffrey L. Wilson
Officers
Jeffrey L. Wilson
  Assistant Vice President
  Office Manager
Marsha B. Jones
  Customer Service Counselor
CANTON   570-673-3103
29 West Main Street
Canton, PA 17724
FAX 570-673-4573
Local Board
Roger C. Graham, Jr.
  Chairman
William F. Watkins
Christopher S. Landis
Marilyn I. Scott
David L. Wright
Officers
Christopher S. Landis
  Assistant Vice President
Catherine O. Dygert
  Customer Service Counselor
GILLETT   570-596-2679
P.O. Box 125
Gillett, PA 16925
FAX 570-596-4888
Local Board
Forrest M. Oldroyd
Helen Kay Shedden
Office Manager
Helen Kay Shedden
  Assistant Vice President
WEIS MARKET    570-724-4644
201 Weis Plaza
Wellsboro, PA 16901
FAX 570-724-1842
Officers
Carol L. Strong
  Assistant Vice President
  Sales Manager
Richard A. Pino, II
  Assistant Sales Manager

[GRAPHIC OMITTED: First Citizens National Bank MasterMoney Card, bottom left side of page, approximately 1.5 inches length by 2.5 inches wide]

Bank-By-Phone

24 Hour Banking 1-888-HLP-FCNB (1-888-457-3262) or 662-3874	www.firstcitizensbank.com
[NET TELLER ON-LINE BANKING LOGO OMITTED]

[PAGE 56]

[GRAPHIC OMITTED: Silhouette of colonial rider on horseback, left side of page, approximately 2.25 inches by 2 inches wide]

MISSION
STATEMENT
We recognize
that our customers
are the reason
for our existence.

Our mission is to be the
premier one-stop provider
of financial services
in our marketplace.
We endeavor to meet our customers' changing needs.
Our motivated and professional employees provide
excellent service that sets us apart from other providers.
Our bank, its board members and employees,
are active citizens
of the communities we serve.
We strive to satisfy
the expectations
of our shareholders.

[FDIC EQUAL HOUSING LENDER LOGO OMITTED]
SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting and Luncheon for the shareholders of Citizens Financial Services, Inc. will be held at the Tioga County Fairgrounds Youth Building in Whitneyville, PA on Tuesday, April 18, 2000, at 12:00 noon.

FORM 10-K

The Annual Report to the Securities and Exchange Commission, Form 10-K, will be made available upon request.

Contact:

Thomas C. Lyman
Treasurer
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

The Annual Report and other Company reports are also filed electronically through the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which performs automated collection, validation, indexing, acceptance, and forwarding of submissions to the Securities and Exchange Commission (SEC) and is accessible by the public using the Internet at http://www.sec.gov./edgarhp.htm.

TRANSFER AGENT
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933
Telephone: 570-662-2121 / 800-326-9486

SHAREHOLDER SERVICES

Shareholder inquiries and requests for assistance should be directed to the Transfer Agent listed above.

STOCK PURCHASING INFORMATION

The stock symbol for Citizens Financial Services, Inc. is "CZFS". Citizens Financial Services, Inc. stock is quoted Over the Counter ("OTC") on the OTC Bulletin Board through the following Market Makers:

Market Makers

Ferris-Baker-Watts                       Fahnestock & Co.

6 Bird Cage Walk                         1500 Walnut Street

Hollidaysburg, PA 16648                  Philadelphia, PA 19102

Telephone:  800-343-5149                 Telephone:  800-722-2294

Ryan, Beck & Co.                         Janney Montgomery Scott

80 Main Street                           1601 Market Street

West Orange, NJ 07052                    Philadelphia, PA 19103

Telephone:  800-342-2325                 Telephone:  800-JANNEYS

Tucker Anthony Cleary Gull               PaineWebber Incorporated

2101 Oregon Pike                         10 Park Street, P.O. Box 2636

Lancaster, PA 17601                      Concord, NH 03302

Telephone:  800-646-8647                 Telephone:  800-678-0619

We invite you to mail any comments or questions to us at our E-Mail address, which is fcnbank@epix.net. Visit our Web Site at www.firstcitizensbank.com.